================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                            (Amendment No. _________)

                           DURA PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           DURA PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                        (Name of Filing Person (Issuer))
                                -----------------
                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                         (Title of Class of Securities)
                                -----------------
                                   26632S-AA-7
                      (CUSIP Number of Class of Securities)

            Cam L. Garner                                  Copy to:
Chairman and Chief Executive Officer               William M. Hartnett, Esq.
     Dura Pharmaceuticals, Inc.                         80 Pine Street
         7475 Lusk Boulevard                     New York, New York 10005-1702
     San Diego, California 92121                        (212) 701-3000
           (858) 457-2553

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                -----------------

                            CALCULATION OF FILING FEE

================================================================================
  Transaction Valuation*                          Amount of Filing Fee
--------------------------------------------------------------------------------
       $291,804,514                                      $58,361
================================================================================

* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $287,500,000 principal amount of Notes at the purchase price (100% of the principal amount of the Notes) plus accrued and unpaid interest up to but excluding December 20, 2000 (the expected date of payment). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                              Filing Party:
     Form or Registration No.:                            Date Filed:

================================================================================

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third-party tender offer subject to Rule 14d-1.

     /X/  Issuer tender offer subject to Rule 13e-4.

     / /  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer.: / /

                             INTRODUCTORY STATEMENT

     This Schedule TO relates to a change of control offer (the "Offer") by Dura Pharmaceuticals, Inc., a Delaware corporation (the "Company"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change in Control Notice, Offer to Purchase and Solicitation of Consents dated November 20, 2000 (the "Offer to Purchase") and the related Consent and Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 3 1/2% Convertible Subordinated Notes due 2002 of the Company (the "Notes"). Prior to the Effective Time (as defined in the Offer to Purchase) of the merger of a wholly owned subsidiary of Elan Corporation, plc with and into the Company on November 9, 2000, pursuant to which the Company became a wholly owned subsidiary of Elan, the Notes were convertible into shares of common stock, par value $.001 per share, of the Company (the "Company Common Stock"), at a conversion price of $50.635 per share of Company Common Stock. Since the Effective Time, the Notes have been convertible into Elan Corporation, plc American depositary shares ("Elan ADSs") at a conversion price of $75.4058 per Elan ADS. Copies of the Offer to Purchase and the Consent and Letter of Transmittal are filed as exhibits (a)(1) and (a)(2) hereto.

ITEM 1.  Summary Term Sheet.

     The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  Subject Company Information.

     (a) The name of the Issuer of the Notes is Dura Pharmaceuticals, Inc. The address of the principal executive offices of the Issuer is 7475 Lusk Boulevard, San Diego, California 92121. Its telephone number is (858) 457-2553. The information set forth in "Certain Information Concerning Dura and Elan -- Dura Pharmaceuticals, Inc." of the Offer to Purchase is incorporated herein by reference.

     (b) The securities that are the subject of the offer are the Dura Pharmaceuticals, Inc. 3 1/2% Convertible Subordinated Notes due 2002, CUSIP No.: 26632S-AA-7. As of November 16, 2000, there were $287,500,000 aggregate principal amount of notes outstanding.

     (c) The information set forth in "Market Price Information -- The Notes" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.

     The information set forth in Item 2 above and "Certain Information Concerning Dura and Elan" of the Offer to Purchase is incorporated herein by reference. Dura is the filing person and the subject company.

ITEM 4.  Terms of the Transaction.

     (a)(1)(i)-(iii), (v)-(viii), (x), (xii): The information set forth in the Summary Term Sheet, pages (i)-(v) of the Offer to Purchase, "Certain Offer and Solicitation Matters," "The Offer and Solicitation," "Procedures for Tendering Notes and Delivering Consents," "Special Considerations Relating to the Offer and Solicitation" and "Certain Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(iv), (ix), (xi):Not applicable.

     (a)(2): Not applicable.

     (b) To the best knowledge of the Issuer, it will not purchase any Notes from any of its officers, directors or affiliates.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

     The notes are governed by an indenture, dated as of July 30, 1997, between Dura, as Issuer, and Chase Trust Company of California, as Trustee, as supplemented by Supplemental Indenture No. 1, dated as of November 9, 2000, between Dura, as Issuer, and Chase Manhattan Bank & Trust Company, National Association, as Trustee.

ITEM 6.  Purpose of the Transaction and Plans or Proposals.

     (a) The information set forth in "Certain Offer and Solicitation Matters" and "The Offer and Solicitation" of the Offer to Purchase is incorporated herein by reference.

     (b)  Any Notes submitted for purchase will be canceled and retired.

     (c)  (1)-(5), (7), (9)-(10): Not applicable.

     (c) (6), (8): The information set forth in the Summary Term Sheet, "Certain Offer and Solicitation Matters" and "Special Considerations Relating to the Offer and Solicitation" is incorporated herein by reference.

ITEM 7.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

ITEM 8.  Interest in Securities of the Subject Company.

     (a) To the best knowledge of the Issuer, except as disclosed in the Offer to Purchase, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

     (b) To the best knowledge of the Issuer, none of the persons referenced in this item have engaged in any transactions in the Notes during the 60 days preceding the date of this Schedule.

ITEM 9.  Persons/Assets Retained, Employed, Compensated or Used.

     (a) No persons directly or indirectly are being employed, retained or compensated to make solicitations or recommendations in connection with the Offer. The Trustee and the Information Agent are providing only administrative services.

ITEM 10.  Financial Statements.

         (a) The Issuer does not believe it is required to include such information due to the fact that such information is not material because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the offeror is a public reporting company that files reports electronically under EDGAR and the Offer is for all outstanding Notes.

     (b) Not applicable.

ITEM 11.  Additional Information.

     (a)(1) Not applicable.

     (a)(2) Not applicable.

     (a)(3) Not applicable.

     (a)(4) Not applicable.

     (a)(5) Not applicable.

     (b) The information set forth in the Offer to Purchase and the Consent and Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated here by reference.

ITEM 12.  Exhibits.

     (a)(1) Change in Control Notice, Offer to Purchase and Solicitation of Consents, dated November 20, 2000.

     (a)(2) Consent and Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Press Release issued by Elan Corporation, plc on November 20, 2000.

     (a)(5) Letter to clients.

     (a)(6) Letter to brokers, dealers, commercial banks, trust companies and other nominees.

     (b) Not applicable.

     (d)(1) Indenture, dated as of July 30, 1997, between Dura, as Issuer, and Chase Trust Company of California, as Trustee (incorporated by reference to
Exhibit 4.1 of Dura's Quarterly Report on Form 10-Q for the period ended September 31, 1997, filed with the Securities and Exchange Commission on October 21, 1997).

     (d)(2) Supplemental Indenture No. 1, dated as of November 9, 2000, between Dura, as Issuer, and Chase Manhattan Bank & Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 5 to Dura's Form 8A/A Amendment No. 1, as filed with the Securities and Exchange Commission on November 9,
2000).

         (g)      None.

         (h)      None.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000
                                     DURA PHARMACEUTICALS, INC.


                                     By: /s/ Mitchell R. Woodbury
                                         -------------------------------------
                                         Name:    Mitchell R. Woodbury
                                         Title:   Senior Vice President and
                                                     General Counsel

                                                                  EXHIBIT (a)(1)


                            CHANGE IN CONTROL NOTICE
                                OFFER TO PURCHASE
                                       AND
                            SOLICITATION OF CONSENTS

                           DURA PHARMACEUTICALS, INC.

                           OFFER TO PURCHASE FOR CASH
                             ANY AND ALL OUTSTANDING
                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                          OF DURA PHARMACEUTICALS, INC.
             ($287.5 million aggregate principal amount outstanding)
                             CUSIP NO.: 26632S-AA-7
                                       AND
                            SOLICITATION OF CONSENTS

--------------------------------------------------------------------------------
SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THIS CHANGE IN CONTROL NOTICE, OFFER TO PURCHASE AND SOLICITATION OF CONSENTS, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 20, 2000, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE"). TO RECEIVE BOTH THE REPURCHASE PRICE (AS DEFINED BELOW) AND THE CONSENT PAYMENT (AS DEFINED BELOW), HOLDERS OF NOTES MUST TENDER NOTES AND PROVIDE THE CORRESPONDING CONSENTS IN THE MANNER DESCRIBED BELOW ON OR BEFORE THE EXPIRATION DATE. DURA'S OBLIGATION TO MAKE CONSENT PAYMENTS AND THE EFFECTIVENESS OF THE PROPOSED AMENDMENTS (AS DEFINED BELOW) ARE CONDITIONED UPON THE RECEIPT OF THE REQUISITE CONSENTS (AS DEFINED BELOW). HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THE RELATED NOTES. NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------


     Dura Pharmaceuticals, Inc. ("Dura") hereby offers (the "Offer") to purchase for cash at the Repurchase Price (as defined below), upon the terms and subject to the conditions set forth in this Change in Control Notice, Offer to Purchase and Solicitation of Consents (the "Offer to Purchase") and in the accompanying Consent and Letter of Transmittal (the "Consent and Letter of Transmittal"), any and all of the outstanding 3 1/2% Convertible Subordinated Notes due 2002 of Dura (the "Notes"). The "Repurchase Price" equals 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, December 20, 2000 (the "Repurchase Date"), unless the Expiration Date is extended as set forth herein under "The Offer and Solicitation -- Expiration Date; Extensions; Amendments." Unless Dura fails to pay the Repurchase Price, any Notes validly tendered pursuant to the Offer and accepted for payment will cease to accrue interest on the Repurchase Date. Any Notes not tendered in the Offer (or tendered and validly withdrawn prior to the Expiration Date) will remain obligations of Dura and will continue to accrue interest and have all of the benefits of the Indenture (as defined below).

     The date of this Change in Control Notice and Offer to Purchase is November 20, 2000.

     In addition, Dura hereby offers to pay holders of Notes ("Holders") providing consents (the "Consents") to the adoption of proposed amendments (the "Proposed Amendments") to the Indenture an amount in cash (the "Consent Payment") equal to $1.25 per $1,000 principal amount of the Notes as to which such Consents are validly delivered prior to the Expiration Date and are not validly revoked, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Consent and Letter of Transmittal. Pursuant to the terms of the Indenture, the Proposed Amendments require the duly executed and unrevoked consents of Holders of not less than a majority in aggregate principal amount of the Notes outstanding (the "Requisite Consents"). Dura's obligation to make Consent Payments is conditioned upon the receipt of the Requisite Consents. The foregoing solicitation is referred to herein as the "Solicitation." Holders who validly tender (and do not validly withdraw) their Notes and validly deliver (and do not validly revoke) the corresponding Consent will receive total consideration equal to the Repurchase Price plus the Consent Payment.

                     CERTAIN OFFER AND SOLICITATION MATTERS

     Holders may tender their Notes without delivering Consents. However, Holders may not deliver Consents without tendering the related Notes. Notes tendered may be withdrawn and Consents may be revoked at any time prior to the Expiration Date. A valid withdrawal of Notes (without a concurrent valid revocation of the corresponding Consent) will render the corresponding Consent defective. However, a valid revocation of a Consent (without a concurrent valid withdrawal of the related Notes) will not render the tender of the Notes with respect to which such Consent relates defective.

     DURA'S OBLIGATION TO MAKE CONSENT PAYMENTS IS CONDITIONED UPON THE RECEIPT OF THE REQUISITE CONSENTS. HOWEVER, DURA'S OBLIGATION TO ACCEPT FOR PAYMENT, AND TO PAY FOR, NOTES VALIDLY TENDERED (AND NOT VALIDLY WITHDRAWN) IS NOT CONDITIONED UPON THE RECEIPT OF THE REQUISITE CONSENTS. IF THE REQUISITE CONSENTS ARE NOT RECEIVED, HOLDERS VALIDLY TENDERING (AND NOT VALIDLY WITHDRAWING) NOTES AND DELIVERING THE CORRESPONDING CONSENT WILL RECEIVE THE REPURCHASE PRICE BUT WILL NOT RECEIVE A CONSENT PAYMENT.

     See "Special Considerations Relating to the Offer and Solicitation" and "Certain Federal Income Tax Consequences" for discussions of certain factors that should be considered in evaluating the Offer and the Solicitation.

The Offer

     The Offer is being made pursuant to the indenture, dated as of July 30, 1997, between Dura and Chase Trust Company of California, as trustee (the "Trustee"), as supplemented by a supplemental indenture ("Supplemental Indenture No. 1"), dated as of November 9, 2000 (the indenture, as supplemented by Supplemental Indenture No. 1, is referred to herein as the "Indenture"), which provides that, following a Change in Control (as defined below), each Holder will have the right, at such Holder's option, to require Dura to repurchase all of such Holder's Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000 (provided that no single Note may be repurchased in part unless the principal amount of such Note to be outstanding after such repurchase is equal to $1,000 or an integral multiple of $1,000), at the Repurchase Price (a "Change in Control Right"). A Change in Control occurred on November 9, 2000 (the "Effective Time") as a result of the consummation of the merger (the "Merger") of Carbon Acquisition Corp. ("Acquisition

Sub"), a wholly owned subsidiary of Elan, with and into Dura, pursuant to which Dura, as the surviving entity, became a wholly owned subsidiary of Elan. Upon the consummation of the Merger, each share of Dura common stock, par value $0.001 per share (the "Dura Common Stock"), was converted into 0.6715 of an Elan ADS (an "Elan ADS"), with cash paid in lieu of fractional shares. Each Elan ADS represents one Elan Ordinary Share, par value 5 Euro cents (an "Elan Ordinary Share"), and is evidenced by one Elan American Depositary Receipt (an "Elan ADR").

     As of November 16, 2000, there was $287,500,000 aggregate principal amount of Notes outstanding. On November 16, 2000, the last reported bid price for a Note on The Nasdaq SmallCap Market was $993.75. Prior to the consummation of the Merger, the Notes were convertible into shares of Dura Common Stock at a conversion price of $50.635 per share. As a result of the Merger and pursuant to Supplemental Indenture No. 1, the Notes are no longer convertible into shares of Dura Common Stock. Instead, each Holder has the right (during the period the Notes are convertible as specified in Section 14.1 of the Indenture) to convert such Notes only into the amount of Elan ADSs receivable upon the Merger pursuant to the Merger Agreement by the holder of the number of shares of Dura Common Stock into which such Notes might have been converted immediately prior to the Merger. Based on the pre-Merger conversion price of $50.635 per share, the Notes are currently convertible into Elan ADSs at a conversion price of $75.4058, subject to adjustment as provided in the Indenture. On November 16, 2000, the closing sales price of an Elan ADS, as reported on the NYSE Composite Tape, was $49.125. Information with respect to historical and recent stock prices of Elan ADSs is set forth below under "Market Price Information -- Elan ADSs." A Holder may convert Notes into Elan ADSs until, but not after, such Notes are tendered, unless such Notes are validly withdrawn or Dura shall default in the payment of the Repurchase Price.

     Any Holder desiring to tender all or any portion of such Holder's Notes must comply with the procedures for tendering Notes set forth under "Procedures for Tendering Notes and Delivering Consents" and in the accompanying Consent and Letter of Transmittal. Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In the event of a withdrawal of Notes, the Notes so withdrawn will be returned to the Holder promptly. Holders who do not tender their Notes for repurchase pursuant to the Offer or who withdraw their Notes prior to the Expiration Date will continue to hold Notes pursuant to the terms of the Indenture. The Notes will continue to be obligations solely of Dura, and will not be obligations of, or guaranteed by, Elan. Dura will continue to operate as a wholly owned subsidiary of Elan.

     Dura intends to apply under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to terminate the registration of the Notes under the Exchange Act and to delist the Notes from The Nasdaq SmallCap Market after the Repurchase Date but prior to December 31, 2000. At that time, Dura will no longer be subject to the reporting requirements of the Exchange Act and, therefore, no information regarding Dura will be publicly available. In addition, if the Proposed Amendments become operative, Dura will cease to have an obligation under the Indenture to furnish to the Trustee certain financial information and reports that Dura would have been required to file with the SEC.

     When the Notes are delisted from The Nasdaq SmallCap Market, the trading market for the Notes will be significantly more limited, which will adversely affect the liquidity of the Notes. There can be no assurance that any trading market will exist for the Notes following the date on which the Notes are delisted. The extent of the trading market for the Notes following the date on which the Notes are delisted will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of Holders remaining at such time and the interest in maintaining a market in the Notes on the part of securities firms. Following the delisting of the Notes, prices of the Notes may fluctuate widely depending on the trading volume and the balance of buy and sell orders.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, on the Repurchase Date, Dura will purchase, by accepting for payment, and will pay for all Notes validly tendered (and not validly withdrawn) pursuant to the Offer and pay Consent Payments to Holders who have validly tendered their Notes and completed the Consent Box in the Consent and Letter of Transmittal pursuant to the Consent Solicitation, such payment to be made by the deposit of immediately available funds by Dura with Chase Manhattan Bank and Trust Company, National Association (the "Depositary").

The Solicitation

     The Proposed Amendments to the Indenture would delete in their entirety Sections 5.10 and 16.17 of the Indenture. See "Proposed Amendments to the Indenture."

     Under the terms of the Indenture, the Proposed Amendments require the Requisite Consents. Dura intends to enter into, and to use its reasonable best efforts to cause the Trustee to enter into, a second supplemental indenture (the "Supplemental Indenture") to the Indenture providing for the Proposed Amendments upon the receipt of the Requisite Consents. The Supplemental Indenture will not become operative unless and until Dura receives the Requisite Consents and accepts the corresponding Notes for payment pursuant to the Offer.

     Any Holder desiring to Consent to the Proposed Amendments must (i) validly tender (and not validly withdraw) such Holder's Notes with respect to which such Consent relates by complying with the procedures for tendering Notes set forth herein under "Procedures for Tendering Notes and Delivering Consents--Tender of Notes" and in the accompanying Consent and Letter of Transmittal and (ii) complete and sign the Consent Box set forth in the Consent and Letter of Transmittal in accordance with the instructions set forth therein.

     If the Requisite Consents are received and the Proposed Amendments become operative, the Proposed Amendments will be binding on all non-tendering Holders. Therefore, the adoption of the Proposed Amendments may have adverse consequences for Holders who elect not to tender their Notes in the Offer.

                                   ----------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS OFFER TO PURCHASE AND RELATED DOCUMENTS DO NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SECURITIES IN ANY CIRCUMSTANCES OR JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS OFFER TO PURCHASE SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

     NONE OF DURA, ELAN, THE DEPOSITARY, THE INFORMATION AGENT OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY REPRESENTATION TO ANY HOLDER AS TO WHETHER OR NOT TO TENDER NOTES OR TO DELIVER A CONSENT.

     Any questions or requests for assistance or for additional copies of this Offer to Purchase or related documents may be directed to the Information Agent at one of its telephone numbers set forth on the back cover page hereof. Any beneficial owner owning interests in Notes may also contact such beneficial owner's broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer and Solicitation.

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET...........................................................1

AVAILABLE INFORMATION........................................................6
   Elan Commission Filings...................................................6
   Dura Commission Filings...................................................7

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS...................8

THE OFFER AND SOLICITATION...................................................9
   The Offer.................................................................9
   The Solicitation.........................................................11
   Expiration Date; Extensions; Amendments..................................11
   Acceptance of Notes for Purchase; Payment for Notes......................12
   The Information Agent and the Depositary.................................13
   Miscellaneous............................................................14

PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS......................14
   Tender of Notes..........................................................15
   Delivery of Consents.....................................................15
   Tender of Notes Held in Physical Form....................................15
   Tender of Notes Held Through a Custodian.................................16
   Tender of Notes Held Through DTC.........................................16
   Signature Guarantees.....................................................16
   Book-Entry Delivery Procedures...........................................17
   Guaranteed Delivery......................................................17
   Lost or Missing Certificates.............................................18
   Other Matters............................................................18
   Backup Federal Income Tax Withholding....................................19
   Effect of Consent and Letter of Transmittal..............................19
   Withdrawal Rights; Revocation of Consents................................20

PROPOSED AMENDMENTS TO THE INDENTURE........................................21

CERTAIN INFORMATION CONCERNING DURA AND ELAN................................22
   Dura Pharmaceuticals, Inc................................................22
   Elan Corporation, plc....................................................22

SOURCES AND AMOUNT OF FUNDS.................................................23

SPECIAL CONSIDERATIONS RELATING TO THE OFFER AND SOLICITATION...............23

MARKET PRICE INFORMATION....................................................24
   The Notes................................................................24
   Elan ADSs................................................................25

CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................................27
   General..................................................................27
   Sale of Notes Pursuant to the Offer......................................27

MISCELLANEOUS...............................................................28

     All share and related information for Elan presented in this Offer Purchase has been adjusted to give effect, retroactively, to a two-for-one stock split effected in the form of a stock dividend paid to holders of Elan Ordinary Shares and Elan ADSs on June 7, 1999.

                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you, as a holder of the 3 1/2% Convertible Subordinated Notes due 2002 of Dura Pharmaceuticals, Inc., may have. We urge you to read the remainder of this Change in Control Notice, Offer to Purchase and Solicitation of Consents carefully because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this document.

WHO IS OFFERING TO BUY YOUR NOTES AND SOLICITING YOUR CONSENT?

     o Dura,the issuer of the notes, is offering to purchase the notes. In connection with its offer to purchase the notes, Dura is also requesting consents to amend the indenture under which the notes were issued.

WHAT SECURITIES ARE THE SUBJECT OF THE OFFER TO PURCHASE AND CONSENT
SOLICITATION?

     o We are offering to purchase, and requesting consents with respect to, all of the outstanding notes. As of November 16, 2000, there were $287,500,000 aggregate principal amount of notes outstanding. The notes were issued under an indenture, dated as of July 30, 1997, between Dura, as issuer, and Chase Trust Company of California, as Trustee. The Trustee's name is now Chase Manhattan Bank and Trust Company, National Association.

WHY IS DURA OFFERING TO REPURCHASE YOUR NOTES?

     o The indenture requires us to offer to repurchase your notes following a change in control of Dura. A change in control of Dura occurred on November 9, 2000 when Dura was acquired by and became a wholly owned subsidiary of Elan Corporation, plc. For more information about Elan, please see "Available Information" and "Certain Information Concerning Dura and Elan" in this document.

WHAT PRICE WILL YOU RECEIVE FOR YOUR NOTES IF YOU TENDER THEM TO US?

     o Pursuant to the indenture, we are offering to repurchase your notes at a repurchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, December 20, 2000, payable in cash.

WHAT PRICE WILL YOU RECEIVE IF YOU CONSENT TO THE PROPOSED AMENDMENTS?

     o If you consent to the proposed amendments to the indenture and if consents are received from at least a majority in aggregate principal amount of the notes outstanding you will receive a cash payment equal to $1.25 per $1,000 principal amount of your notes with respect to which you give a consent. This payment will be in addition to the repurchase price you will receive for tendering your notes to us. Dura's obligation to make payments for consents is conditioned upon the receipt of consents from at least a majority in aggregate principal amount of the notes outstanding.

MAY I CONSENT TO THE PROPOSED AMENDMENTS WITHOUT TENDERING MY NOTES FOR REPURCHASE?

     o No. In order to consent to the proposed amendments to the indenture, you must tender the notes with respect to which such consent relates. You may, however, tender your notes without consenting to the proposed amendments to the indenture, in which case you will receive only the repurchase price, and not the consent payment, for tendering your notes to us.

WILL DURA REPURCHASE THE NOTES EVEN IF IT DOES NOT RECEIVE THE REQUISITE CONSENTS TO THE PROPOSED AMENDMENTS?

     o Yes. We are obligated to repurchase notes tendered even if we do not receive the consents required to amend the indenture.

WHEN DOES THE OFFER TO REPURCHASE AND CONSENT SOLICITATION EXPIRE?

     o You have until 5:00 p.m., New York City time, on December 20, 2000, to tender your notes in the offer and to consent to the proposed amendments to the indenture, unless we choose to extend the offer to repurchase and consent solicitation. We will make a public announcement if we extend the offer to repurchase and consent solicitation.

WHEN WILL YOU RECEIVE PAYMENT FOR YOUR TENDERED NOTES AND CONSENT?

     o We will pay for the tendered notes in cash on December 20, 2000, the day on which your right to tender notes and consent to the proposed amendments expires, if the offer is not extended. If you also consent to the proposed amendments to the indenture and the requisite consents are received, we will pay you your consent payment at the same time. If the offer is extended, we will pay for tendered notes, and make any consent payments, on the extended repurchase date.

CAN YOU WITHDRAW YOUR TENDERED NOTES OR REVOKE YOUR CONSENTS?

     o You may withdraw your tendered notes or revoke your consent to the proposed amendments to the indenture at any time before 5:00 p.m., New York City time, on December 20, 2000, or, if the offer is extended, 5:00 p.m., New York City time, on such later date. To withdraw your tender or revoke your consent, please follow the instructions under "Procedures for Tendering Notes and Delivering Consents--Withdrawal Rights; Revocation of Consents" in this document. If you have consented to the proposed amendments to the indenture and you withdraw your tendered notes, you will be deemed to have revoked your consent with respect to the withdrawn notes. You may, however, revoke your consent to the proposed amendments to the indenture without withdrawing your tendered notes.

WHAT HAPPENS TO YOUR NOTES IF YOU DO NOT TENDER THEM?

     o If you do not tender your notes, they will remain outstanding according to their terms and will continue to accrue interest until the date of maturity, July 15, 2002. You will continue to have the right to convert your notes, except that, under the terms of the notes, they are now convertible into Elan American depositary shares. Each Elan American depositary share represents one ordinary share of Elan and is evidenced by one Elan American depositary receipt. The conversion price is currently $75.4058 per Elan American depositary share. This means that every $1,000 principal amount of notes is currently convertible into approximately 13.26 Elan American depositary shares. Under the terms of the indenture, you may continue to present your notes for conversion to the Corporate Trust Office of the Trustee, c/o The Chase Manhattan Bank, 55 Water Street, New York, New York.

     o On November 16, 2000, the closing price on the New York Stock Exchange for an Elan American depositary share was $49.125. YOU SHOULD OBTAIN CURRENT MARKET QUOTES FOR ELAN AMERICAN DEPOSITARY SHARES BEFORE MAKING YOUR DECISION TO TENDER. See "Market Price Information--Elan ADSs" in this document.

     o The notes are currently traded on The Nasdaq SmallCap Market under the symbol "DURAH". On November 16, 2000, the last reported bid price for a note on The Nasdaq SmallCap Market was $993.75. YOU SHOULD OBTAIN A RECENT QUOTATION FOR THE NOTES BEFORE MAKING YOUR DECISION TO TENDER. See "Market Price Information--The Notes," in this document.

     o We intend to apply to terminate the registration of the notes under the Exchange Act and to delist the notes from The Nasdaq SmallCap Market after the date we repurchase your notes, which is December 20, 2000, unless extended, but prior to December 31, 2000. At that time, we will no longer be subject to the reporting requirements of the Exchange Act and, therefore, no information regarding us will be publicly available. In addition, if the proposed amendments become operative, Dura will cease to have an obligation under the Indenture to furnish to the Trustee certain financial information and reports that Dura would have been required to file with the SEC.

     o When the notes are delisted from The Nasdaq SmallCap Market, the trading market for the notes will be significantly more limited, which will adversely affect the liquidity of the notes. There can be no assurance that any trading market will exist for the notes following their delisting. The extent of the trading market for the notes following their delisting will depend upon, among other things, the remaining outstanding principal amount of the notes at that time, the number of holders of the notes remaining at that time and the interest in maintaining a market in the notes on the part of securities firms. Following the delisting of the notes, their prices may fluctuate widely depending on the trading volume and the balance of buy and sell orders.

     o If the proposed amendments to the indenture are approved by a majority in aggregate principal amount of the notes outstanding, we will use our reasonable best efforts to execute a supplemental indenture with the trustee giving effect to the proposed amendments to the indenture. As a result of the proposed amendments to the indenture, you will not be able to obtain financial and other information about us from the trustee.

WHAT ARE THE TAX CONSEQUENCES TO YOU IF YOU TENDER AND CONSENT?

     o The receipt of cash in exchange for notes in the repurchase offer will be a taxable transaction to you for federal income tax purposes. You will generally recognize capital gain or loss on the sale to us of a note in an amount equal to the difference between (i) the amount of cash received for your note other than in respect of accrued interest and (ii) your "adjusted tax basis" for the note at the time of the sale to us. The capital gain or loss will be long-term if you held the note for more than one year at the time of the sale to us. An exception to this capital gain treatment may apply if you purchased the note at a "market discount." The consent payments may be treated as additional consideration for the notes or as ordinary fee income. See "Certain Federal Income Tax Consequences" in this document. This offer to purchase includes only a summary of the possible tax consequences to you. You should consult with your own tax advisor regarding the actual tax consequences to you.

HOW SHOULD YOU TENDER YOUR NOTES AND CONSENT TO THE PROPOSED AMENDMENTS TO THE INDENTURE?

     o To tender your notes and consent, you must carefully follow the instructions in the attached materials. Persons holding notes through the Depository Trust Company must follow a different process than those who are themselves the record holders of the notes. See "Procedures for Tendering Notes and Delivering Consents" in this document.

WHO CAN YOU TALK TO IF YOU NEED MORE INFORMATION?

     o Any questions or request for assistance or additional copies of this Notice of Change in Control, Offer to Purchase and Solicitation of Consents, the accompanying Consent and Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address listed below. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning this offer.

     The Information Agent for the Offer and the Solicitation is:

                   Georgeson Shareholder Communications, Inc.
                                 17 State Street
                                   10th Floor
                            New York, New York 10004

                         Banks and Brokers Call Collect:
                                 (212) 440-9800

                           All Others Call Toll Free:
                                 (800) 223-2064

                              AVAILABLE INFORMATION

     Elan files annual and special reports and other information, and Dura files annual, quarterly and special reports, proxy statements and other information, with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, statements or other information filed by Elan or Dura at the SEC's public reference rooms in Washington, D.C., at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, in New York, New York at Seven World Trade Center, Suite 1300, New York, New York 10048 and in Chicago, Illinois at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Filings of Elan and Dura with the SEC are also available to the public from commercial document retrieval services. The website maintained by the SEC is http://www.sec.gov.

     In addition, reports and other information regarding Elan may be inspected and copies made at the offices of the NYSE, 20 Broad Street, New York, New York 10005, where the Elan ADSs are listed. Reports and other information regarding Dura may be inspected and copies made at the offices of The Nasdaq SmallCap Market, 1735 K Street, N.W., Washington, D.C. 20006, where the Notes are quoted.

     Elan also furnishes to registered holders of Elan Ordinary Shares, and to The Bank of New York, as depositary under the deposit agreement, dated as of May 17, 1996, among Elan, The Bank of New York, as depositary, and the holders from time to time of Elan ADRs, for mailing to the record holders of Elan ADRs, all notices of shareholders' meetings and other reports and communications that are generally made available to Elan shareholders. The depositary arranges for the mailing of such notices, reports and communications to holders of record of Elan ADSs issuable upon deposit of Elan Ordinary Shares. As a foreign private issuer, Elan is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements.

     The SEC allows Dura to "incorporate by reference" information into this Offer to Purchase, which means that Dura can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Offer to Purchase, except for any information superseded by information in, or incorporated by reference in, this Offer to Purchase. This Offer to Purchase incorporates by reference the documents set forth below that Elan and Dura have previously filed with the SEC. These documents contain important information about Elan and Dura and their finances.

Elan Commission Filings

     o Annual Report on Form 20-F for the fiscal year ended December 31, 1999, filed with the SEC on June 30, 2000;

     o Reports of Foreign Issuer on Form on 6-K filed with the SEC on January 6, 2000, March 8, 2000 (three reports), March 23, 2000, April 12, 2000
          (for the period ended April 5, 2000), May 24, 2000, May 26, 2000 (for the period ended May 12, 2000 and for the period ended May 18, 2000), June 1, 2000, July 11, 2000 (two reports),

          August 4, 2000, August 11, 2000, August 21, 2000, September 14, 2000,
          October 10, 2000, October 20, 2000 and November 13, 2000 (two reports);

     o the description of Elan Ordinary Shares and Elan ADRs issuable upon deposit of Elan Ordinary Shares, in each case contained in our registration statement on Form 8-A, filed with the SEC on October 30, 1990, as amended by our Form 8-A/A2 filed with the SEC on June 4, 1999; and

     o Elan's Registration Statement on Form F-4 (No. 333-12756) filed with the SEC on October 10, 2000.

Dura Commission Filings

     o Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 1999, filed with the SEC on August 1, 2000;

     o Quarterly Reports on Form 10-Q for the periods ended March 31, 2000, June 30, 2000 and September 30, 2000, filed with the SEC on May 12, 2000, August 11, 2000 and November 14, 2000, respectively; and

     o Current Reports on Form 8-K, filed with the SEC on March 21, 2000, July 25, 2000, July 27, 2000, September 11, 2000 and September 15, 2000.

     The following portions of documents previously filed with the SEC by The Liposome Company, Inc. (File No. 0-14887) are also incorporated by reference into this Offer to Purchase:

     o the audited financial statements of Liposome included as Item 8 on pages 38 to 57 of its Annual Report on Form 10-K for the year ended January 2, 2000; and

     o the unaudited financial statements of Liposome included in its Quarterly Report on Form 10-Q for the quarter ended April 2, 2000.

     In addition, all Annual Reports on Form 20-F and, to the extent so designated therein, any Reports of Foreign Issuer on Form 6-K, in each case filed by Elan with the SEC under the Exchange Act and all filings by Dura with the SEC under the Exchange Act, in each case, between the date of this Offer to Purchase and the Expiration Date, shall be deemed incorporated by reference into this Offer to Purchase and to be a part hereof from the date any such document is filed.

     The Dura Common Stock has been delisted from The Nasdaq National Market and application has been made to terminate the registration of the Dura's Common Stock under the Exchange Act. Dura will delist the Notes from The Nasdaq SmallCap Market after the Repurchase Date but prior to December 31, 2000. At that time, Dura will no longer be subject to the reporting requirements of the Exchange Act and no information about Dura will be publicly available.

     This Offer to Purchase constitutes a part of an Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the SEC by Dura pursuant to Section 13(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated in this Offer to Purchase by reference.

           CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

     We have made statements in this Offer to Purchase and in the documents we incorporate by reference in this Offer to Purchase, such as statements concerning Elan's anticipated financial or product performance, product pipeline, plans for growth and other factors that could affect future operations or financial position and performance, and other non-historical facts, that are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements often include the words "believes," "expects," "anticipates," "intends," "plans," estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. Because these statements are based on factors that involve risks and uncertainties, the actual results of Elan and the combined company may differ materially from those expressed or implied by these statements. These factors may include, in addition to those discussed elsewhere in this Offer to Purchase and in the documents we incorporate by reference in this Offer to Purchase, the following:


o   the impact of competitive products, including         o   the effect of other regulatory approvals;
    generic competition;                                  o   the ability to gain consumer acceptance for
o   the timing of the introduction of new products;           new products and technologies;
o   the ability to integrate acquisitions,                o   the ability to continue to license products
    including Elan's acquisition of Dura;                     and technologies to clients and to manage client
o   the ability to respond to price pressures                 relations;
    imposed by managed care groups, institutions and      o   the ability of Elan's clients to successfully
    government agencies;                                      develop products and technologies licensed from
o   the ability to respond to technological                   Elan;
    advances attained by competitors and patents          o   the ability to secure and defend intellectual
    granted to competitors;                                   property rights and, where appropriate, license
o   the ability to identify new viable chemical               required technology;
    compounds and technologies and commercialize          o   the ability to generate cash flows or obtain
    innovative and competitive products worldwide;            financing to fund growth;
o   the ability to complete successfully clinical         o   the ability to complete and integrate
    trials and obtain and maintain regulatory approval        acquisitions, strategic alliances and joint
    for new products in the United States and other           ventures;
    countries;                                            o   the effect of economic conditions, inflation
o   the ability to manufacture products                       and interest rates;
    competitively and cost efficiently;                   o   the effect of changes in currency exchange
o   changes in market reaction to Elan's                      rates and political and economic conditions
    significant pharmaceutical products and services;         worldwide; and
o   the financial resources of competitors;               o   the effect of changes in laws and regulations,
                                                              including changes in accounting, trade, tax, price
                                                              controls and other regulatory matters.

                           THE OFFER AND SOLICITATION

     Holders may tender their Notes without delivering Consents. However, Holders may not deliver Consents without tendering the related Notes. Notes tendered may be withdrawn and Consents may be revoked at any time prior to the Expiration Date. A valid withdrawal of Notes (without a concurrent valid revocation of the corresponding Consent) will render the corresponding Consent defective. However, a valid revocation of a Consent (without a concurrent valid withdrawal of the related Notes) will not render the tender of the Notes with respect to which such Consent relates defective.

     DURA'S OBLIGATION TO MAKE CONSENT PAYMENTS IS CONDITIONED UPON THE RECEIPT OF THE REQUISITE CONSENTS. HOWEVER, DURA'S OBLIGATION TO ACCEPT FOR PAYMENT, AND TO PAY FOR, NOTES VALIDLY TENDERED (AND NOT VALIDLY WITHDRAWN) IS NOT CONDITIONED UPON THE RECEIPT OF THE REQUISITE CONSENTS. IF THE REQUISITE CONSENTS ARE NOT RECEIVED, HOLDERS VALIDLY TENDERING (AND NOT VALIDLY WITHDRAWING) NOTES AND DELIVERING THE RELATED CONSENT WILL RECEIVE THE REPURCHASE PRICE BUT WILL NOT RECEIVE A CONSENT PAYMENT.

     A Holder may convert Notes into Elan ADSs until, but not after, such Notes are tendered, unless such Notes are validly withdrawn or Dura shall default in the payment of the Repurchase Price.

     From time to time after the Expiration Date, Dura or its affiliates may acquire Notes, if any, which remain outstanding following consummation of the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. Alternatively, subject to the provisions of the Notes and the Indenture, Dura may choose to redeem or contractually defease the Notes. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) Dura or its affiliates will pursue.

     See "Special Considerations Relating to the Offer and Solicitation" and "Certain Federal Income Tax Consequences" for discussions of certain factors that should be considered in evaluating the Offer and the Solicitation.

The Offer

     The Offer is being made pursuant to the Indenture, which provides that, following a Change in Control, each Holder will have the right, at such Holder's option, to require Dura to repurchase all of such Holder's Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000 (provided that no single Note may be repurchased in part unless the principal amount of such Note to be outstanding after such repurchase is equal to $1,000 or an integral multiple of $1,000), at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Repurchase Date. Under the Indenture, a "Change in Control" is defined as: (i) the acquisition by any person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) or 14(d)(2) of the Exchange Act or any successor provision) of beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of transactions, of shares of capital stock of Dura entitling such person to exercise more than 50% of the total voting power of all shares of capital stock of Dura entitling the holders thereof to vote generally in elections of directors or (ii) any consolidation of Dura, with, or merger of Dura into, any other person, any merger of another person into Dura, or any sale, lease, or exchange, in one transaction or a series of related transactions, of all or substantially all of the property and assets of Dura to another person (other than (a) any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of Dura entitled to vote generally in the election of directors immediately prior to such transaction has, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation immediately after such transaction, and (b) a merger which (1) does not result in any reclassification, conversion, exchange, or cancellation of outstanding shares of capital stock of Dura or (2) is effected primarily to change the jurisdiction of incorporation of Dura and results in reclassification, conversion, or exchange of outstanding shares of Dura Common Stock solely into share of common stock of the surviving entity).

     A Change in Control occurred on November 9, 2000 as a result of the consummation of the Merger, pursuant to which Dura became a wholly owned subsidiary of Elan. This Offer to Purchase serves as the Change in Control notice required by Section 15.2 of the Indenture.

     The Notes purchased in the Offer will cease to be outstanding and will be delivered to the Trustee for cancellation immediately after such purchase. Any Notes which remain outstanding after consummation of the Offer will continue to be obligations of Dura and will continue to be convertible into Elan ADSs at a conversion price of $75.4058 (13.26 Elan ADSs for each $1,000 principal amount of Notes, which is the consideration the Holder would have received in the Merger for each $1,000 principal amount of Notes if such Notes had been converted in to Dura Common Stock immediately prior to the Merger), subject to adjustment as provided in the Indenture. The indenture does not contain any limitation on the ability of Dura to incur additional indebtedness.

     Holders of Notes that are not tendered pursuant to the Offer will not have the right after the Expiration Date to exercise their Change in Control Rights in respect of such Notes in connection with the Merger. Dura intends to apply to terminate the registration of the Notes under the Exchange Act and to delist the Notes from The Nasdaq SmallCap Market after the Repurchase Date but prior to December 31, 2000. At that time, Dura will no longer be subject to the reporting requirements of the Exchange Act and, therefore, no information regarding Dura will be publicly available. In addition, if the Proposed Amendments become operative, Dura will cease to have an obligation under the Indenture to furnish to the Trustee certain financial information and reports that Dura would have been required to file with the SEC.

     When the Notes are delisted from The Nasdaq SmallCap Market, the trading market for the Notes will be significantly more limited, which will adversely affect the liquidity of the Notes. There can be no assurance that any trading market will exist for the Notes following the date on which the Notes are delisted. The extent of the trading market for the Notes following the date on which the Notes are delisted will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of Holders remaining at such time and the interest in maintaining a market in the Notes on the part of securities firms. Following the delisting of the Notes, prices of the Notes may fluctuate widely depending on the trading volume and the balance of buy and sell orders.

     If less than all the principal amount of Notes held by a Holder is tendered and accepted pursuant to the Offer, Dura will issue, and the Trustee will authenticate and deliver to or on the order of the Holder thereof, at the expense of Dura, new Notes of authorized denominations, in a principal amount equal to the portion of the Notes not tendered or not accepted, as the case may be, as promptly as practicable after the Expiration Date.

The Solicitation

     Dura is soliciting Consents to the adoption of the Proposed Amendments to the Indenture, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Consent and Letter of Transmittal. Any Holder desiring to Consent to the Proposed Amendments must (i) validly tender (and not validly withdraw) such Holder's Notes with respect to which such Consent relates by complying with the procedures for tendering Notes set forth herein under "Procedures for Tendering Notes and Delivering Consents--Tender of Notes" and in the accompanying Consent and Letter of Transmittal and (ii) complete and sign the Consent Box set forth in the Consent and Letter of Transmittal in accordance with the instructions set forth therein. Holders who validly tender (and do not validly withdraw) Notes and complete the Consent Box set forth in the Consent and Letter of Transmittal prior to the Expiration Date will have delivered Consents to the Proposed Amendments with respect to such Notes and will be eligible to receive Consent Payments equal to $1.25 per $1,000 principal amount of the Notes as to which such Consents relate.

     DURA'S OBLIGATION TO MAKE CONSENT PAYMENTS IS CONDITIONED UPON THE RECEIPT OF THE REQUISITE CONSENTS. HOWEVER, DURA'S OBLIGATION TO ACCEPT FOR PAYMENT, AND TO PAY FOR, NOTES VALIDLY TENDERED (AND NOT VALIDLY WITHDRAWN) IS NOT CONDITIONED UPON THE RECEIPT OF THE REQUISITE CONSENTS. IF THE REQUISITE CONSENTS ARE NOT RECEIVED, HOLDERS VALIDLY TENDERING (AND NOT VALIDLY WITHDRAWING) NOTES AND DELIVERING THE CORRESPONDING CONSENT WILL RECEIVE THE REPURCHASE PRICE BUT WILL NOT RECEIVE A CONSENT PAYMENT.

     The Proposed Amendments to the Indenture would delete in their entirety Sections 5.10 and 16.17 of the Indenture. See "Proposed Amendments to the Indenture." Pursuant to the terms of the Indenture, the Proposed Amendments require the Requisite Consents. Dura intends to enter into, and to use its reasonable best efforts to cause the Trustee to enter into, the Supplemental Indenture providing for the Proposed Amendments upon receipt of the Requisite Consents. If the Requisite Consents are received, the Supplemental Indenture will be effective and operative upon the execution thereof by Dura and the Trustee (which is expected to occur immediately following the Expiration Date).

     If the Requisite Consents are received and the Proposed Amendments become operative, the Proposed Amendments will be binding on all non-tendering Holders. Therefore, the adoption of the Proposed Amendments may have adverse consequences for Holders who elect not to tender their Notes.

Expiration Date; Extensions; Amendments

     The Offer and the Solicitation will expire at 5:00 p.m., New York City time, on December 20, 2000, unless extended. During any extension of the Offer, all Notes previously tendered pursuant to the Offer (and not validly withdrawn) will remain subject to the Offer and may be accepted for payment by Dura, subject to the withdrawal rights of Holders.

     Subject to the requirements of Article XV of the Indenture, Dura expressly reserves the right to extend the Offer and the Solicitation on a daily basis or for such period or periods as it may determine in its sole discretion from time to time by giving written or oral notice to the Depositary and by making a public announcement by press release (which shall include disclosure of the approximate principal amount of Notes deposited to date) to the Dow Jones News Service prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. During any extension of the Offer, all Notes previously tendered (and not validly withdrawn) will remain subject to the Offer and, subject to the terms and conditions of the Offer, may be accepted for payment by Dura, subject to withdrawal rights of Holders. During any extension of the Solicitation, all Consents delivered to the Depositary will remain effective unless validly revoked.

     Subject to the requirements of the Indenture and to the extent that it is legally permitted to do so, Dura expressly reserves the right in its sole discretion to (i) waive any condition to the Offer and/or the Solicitation (except that the receipt of the Requisite Consents is required by the Indenture for the approval of the Proposed Amendments, and may not be waived), (ii) increase the Repurchase Price for the Notes or the amount of the Consent Payments or (iii) amend any of the other terms and conditions of the Offer and/or the Solicitation. The Offer and the Solicitation may be amended independently of each other. Any waiver or amendment applicable to the Offer or the Solicitation will apply to all Notes which are tendered, regardless of what order the Notes were tendered. If Dura makes a material change in the terms of the Offer or the Solicitation, or in the information concerning the Offer or the Solicitation, or if it waives a material condition of the Offer or the Solicitation, Dura will disseminate additional Offer and Solicitation materials and will extend the Offer and the Solicitation, to the extent required by applicable law.

Acceptance of Notes for Purchase; Payment for Notes

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Dura will purchase, by accepting for payment, and will pay for, on the Expiration Date, all Notes validly tendered pursuant to the Offer (and not validly withdrawn, or if validly withdrawn validly retendered), such payment to be made by the deposit of the Repurchase Price in immediately available funds by Dura on the Expiration Date with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from Dura and transmitting such payment to tendering Holders. Under no circumstances will any additional amounts be paid by Dura by reason of any delay in making payment by the Depositary.

     Dura expressly reserves the right, in its sole discretion and subject to the requirements of Article XV of the Indenture and Rule 13e-4(5) under the Exchange Act, to delay acceptance for payment of, or payment for, Notes in order to comply, in whole or in part, with any applicable law. In all cases, payment by the Depositary to Holders or beneficial owners of the consideration for Notes purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the Depositary's account at DTC (as defined below) pursuant to the procedures set forth herein, (ii) a properly completed and duly executed Consent and Letter of Transmittal (or manually signed facsimile thereof) or a properly transmitted Agent's Message (as defined below) and (iii) any other documents required by the Consent and Letter of Transmittal.

     Tendered Notes will be deemed to have been accepted for payment and Consents received will be deemed effective if, as and when Dura gives oral or written notice thereof to the Depositary.

     Tenders of Notes and delivery of Consents pursuant to the Offer and Solicitation will be accepted only in principal amounts $1,000 or integral multiples thereof (provided that no single Note may be repurchased in part unless the principal amount of such Note to be outstanding after such repurchase is equal to $1,000 or an integral multiple thereof).

     If any tendered Notes are not accepted for any reason pursuant to the terms and conditions of the Offer, or if certificates are submitted evidencing more Notes than are tendered, certificates evidencing unpurchased Notes will be returned, without expense, to the tendering Holder (or, in the case of Notes tendered by book-entry transfer into the Depositary's account at DTC, pursuant to the procedure set forth under "Procedures for Tendering Notes and Delivering Consents--Book-Entry Delivery Procedures" below, such Notes will be credited to an account maintained at DTC designated by the DTC Participant (as defined below) who so delivered such Notes), unless otherwise requested by such Holder under "Special Delivery Instructions" in the Consent and Letter of Transmittal, promptly following the Expiration Date.

     No alternative, conditional or contingent tenders or Consents will be accepted. A tendering Holder, by execution of a Consent and Letter of Transmittal (or manually signed facsimile thereof), waives all rights to receive notice of acceptance of such Holder's Notes for purchase.

     Tendering Holders of Notes purchased in the Offer will not be obligated to pay brokerage commissions, fees or transfer taxes with respect to the purchase of their Notes unless the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the Consent and Letter of Transmittal has been completed, as described in the Instructions thereto. The Company will pay all other charges and expenses of the Offer and Solicitation.

The Information Agent and the Depositary

     Georgeson Shareholder Communications, Inc. has been appointed Information Agent (the "Information Agent") for the Offer. Questions and requests for assistance or additional copies of this Offer to Purchase, the Consent and Letter of Transmittal, the Notice of Guaranteed Delivery or other documents may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Holders of Notes may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer to Purchase.

     Chase Manhattan Bank and Trust Company, National Association, has been appointed as Depositary for the Offer and Solicitation. Consents and Letters of Transmittal and all other deliveries and correspondence in connection with the Offer and Solicitation should be sent or delivered by each Holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address and telephone number set forth on the back cover of this Offer to Purchase. Any Holder or beneficial owner that has questions concerning the procedures for tendering Notes or delivering Consents or whose Notes have been mutilated, lost, stolen or destroyed should contact the Depositary at its address and telephone number set forth on the back cover of this Offer to Purchase.

     Dura will pay the Depositary and the Information Agent reasonable and customary fees for their services (and will reimburse them for their reasonable out-of-pocket expenses in connection therewith), and will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Notes and in handling or forwarding tenders of Notes and deliveries of Consents by their customers. In addition, Dura has agreed to indemnify the Depositary and the Information Agent against certain liabilities in connection with their services, including liabilities under the federal securities laws.

Miscellaneous

     In connection with the Offer and the Solicitation, directors and officers of Dura may solicit tenders and Consents by use of the mails, personally or by telephone, telegram or facsimile transmission. Dura will pay all transfer taxes, if any, applicable to the purchase of the Notes pursuant to the Offer. If, however, Notes for principal amounts not accepted for tender are to be delivered to, or are to be registered or issued in the name of, any person other than the registered Holder of the Notes, or if tendered Notes are to be registered in the name of any person other than the person signing the Consent and Letter of Transmittal, or if a transfer tax is imposed for any reason other than the purchase of Notes pursuant to the Offer, then the amount of any such transfer tax (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder. If satisfactory evidence of payment of such tax or exemption therefrom is not submitted, then the amount of such transfer tax will be deducted from the Repurchase Price otherwise payable to such tendering Holder.

             PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS

     Holders may tender their Notes without delivering Consents. However, Holders may not deliver Consents without tendering the related Notes. A defective tender of Notes (which defect is not waived by Dura) will not constitute a valid Consent to the Proposed Amendments and will not be counted for purposes of determining whether the Requisite Consents have been received by Dura. Dura's obligation to make Consent Payments is conditioned upon receipt of the Requisite Consents. However, Dura's obligation to accept for payment, and to pay for, Notes validly tendered (and not validly withdrawn) is not conditioned upon the receipt of the Requisite Consents. If the Requisite Consents are not received, Holders validly tendering (and not validly withdrawing) Notes and delivering the corresponding Consent will receive the Repurchase Price but will not receive a Consent Payment.

     The method of delivery of Notes and Consents and Letters of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the persons tendering Notes and delivering acceptances or Consents and Letters of Transmittal and, except as otherwise provided in the Consent and Letter of Transmittal, delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary prior to the Expiration Date.

Tender of Notes

     The tender of Notes by a Holder (and subsequent acceptance of such tender by Dura) pursuant to any of the procedures set forth in this Offer to Purchase and in the accompanying Consent and Letter of Transmittal will constitute a binding agreement between such Holder and Dura upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Consent and Letter of Transmittal.

     Only registered Holders are authorized to tender their Notes and Consent to the Proposed Amendments. The procedures by which Notes may be tendered and Consents given by beneficial owners that are not registered Holders will depend upon the manner in which the Notes are held.

     EXCEPT AS PROVIDED IN "-- GUARANTEED DELIVERY," UNLESS THE NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED CONSENT AND LETTER OF TRANSMITTAL), DURA MAY, AT ITS OPTION, REJECT SUCH TENDER. PAYMENT FOR NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS.

Delivery of Consents

     Holders may not deliver Consents without tendering the related Notes. Any Holder desiring to Consent to the Proposed Amendments must (i) validly tender (and not validly withdraw) such Holder's Notes with respect to which such Consent relates by complying with the procedures for tendering Notes set forth in this Offer to Purchase and the accompanying Consent and Letter of Transmittal and (ii) complete and sign the Consent Box set forth in the Consent and Letter of Transmittal in accordance with the instructions set forth therein.

Tender of Notes Held in Physical Form

     To effectively tender Notes held in physical form pursuant to the Offer, a properly completed and duly executed Consent and Letter of Transmittal (or a manually signed facsimile thereof), together with any signature guarantees and any other documents required by the Consent and Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase (or delivery of Notes may be effected pursuant to the procedures for book-entry transfer described below and a confirmation of such book entry must be received by the Depositary at or prior to the Expiration
Date). A Holder who desires to tender Notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose Notes are not immediately available must comply with the procedures for guaranteed delivery set forth below. Consents and Letters of Transmittal and Notes should be sent only to the Depositary, and not to Dura, Elan, the Information Agent or any other person.

     If the certificates for Notes are registered in the name of a person other than the signer of a Consent and Letter of Transmittal, then, in order to tender such Notes pursuant to the Offer, the certificates evidencing such Notes must be endorsed or accompanied by appropriate bond powers signed exactly as the name or names of such registered Holder or registered Holders appear on the certificates, with the signature(s) on the certificates or bond powers guaranteed as provided below. In the event such procedures are followed by a beneficial owner tendering Notes and such beneficial owner wishes to Consent to the Proposed Amendments, the registered Holder or registered Holders of such Notes must sign a valid proxy (a "Consent Proxy") pursuant to the Consent and Letter of Transmittal, because only registered Holders are entitled to deliver Consents.

Tender of Notes Held Through a Custodian

     Any beneficial owner whose Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes and deliver a Consent should contact the registered Holder promptly and instruct such registered Holder to tender Notes and deliver Consents on such beneficial owner's behalf. If such beneficial owner wishes to directly tender such Notes, such beneficial owner must, prior to completing and executing the Consent and Letter of Transmittal and delivering such Notes, either make appropriate arrangements to register ownership of the Notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Tender of Notes Held Through DTC

     To effectively tender Notes that are held through The Depository Trust Company ("DTC"), participants in DTC ("DTC Participants") must, instead of physically completing and signing the Consent and Letter of Transmittal, electronically transmit their acceptance through the DTC Automated Tender Offer Program ("ATOP") (for which the transaction will be eligible) and DTC will then edit and verify the acceptance and send an Agent's Message (as defined below) to the Depositary for its acceptance. DTC is obligated to communicate these electronic instructions to the Depositary. To tender Notes and deliver Consents through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the Depositary must contain the character by which the DTC Participant acknowledges its receipt of and agrees to be bound by the Consent and Letter of Transmittal. Delivery of tendered Notes must be made to the Depositary pursuant to the book-entry delivery procedures set forth below or the tendering DTC Participant must comply with the guaranteed delivery procedures set forth below.

Signature Guarantees

     No signature guarantee is required if (i) the Consent and Letter of Transmittal is signed by the registered Holder (which term includes any DTC Participant whose name appears on a security position listing as the owner of the Notes) of the Notes tendered therewith and payment of the Repurchase Price is to be made, or if any Notes for principal amounts not tendered or not accepted for purchase are to be issued, directly to such Holder (or, if tendered by a DTC Participant, any Notes for principal amounts not tendered or not accepted for purchase are to be credited to such DTC Participant's account) and neither the "Special Issuance Instructions" box nor the "Special Delivery Instructions" box on the Consent and Letter of Transmittal has been completed or
(ii) such Notes are tendered and Consents are delivered for the account of any institution that is an Eligible Institution (as defined below). In all other cases, all signatures on Consents and Letters of Transmittal and endorsements on certificates, signatures on bond powers and Consent Proxies (if any) accompanying

Notes must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). If the Notes are registered in the name of a person other than the signer of the Consent and Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered Holder, then the signatures on the Consents and Letters of Transmittal accompanying the tendered Notes must be guaranteed as described above.

Book-Entry Delivery Procedures

     The Depositary will make a request to establish accounts with respect to the Notes at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a DTC Participant may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer into the Depositary's account at DTC, an Agent's Message in connection with such book-entry transfer, together with any other documents required by the Consent and Letter of Transmittal, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or the guaranteed delivery procedure described below must be complied with. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

     The term "Agent's Message" means a message transmitted through electronic means by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the DTC Participant described in such Agent's Message, stating the aggregate principal amount of Notes which have been tendered by such DTC Participant pursuant to the Offer and for which Consents have been delivered and that such DTC Participants have received this Offer to Purchase and the Consent and Letter of Transmittal and agree to be bound by the terms hereof and thereof, and Dura may enforce such agreement against such DTC Participants.

Guaranteed Delivery

     If a Holder desires to tender Notes pursuant to the Offer and deliver Consents pursuant to the Solicitation and (i) certificates representing such Notes are not lost but are not immediately available, (ii) time will not permit such Holder's Consent and Letter of Transmittal, certificates evidencing such Notes or other required documents to reach the Depositary prior to the Expiration Date or (iii) such Holder cannot complete the procedure for book-entry transfer prior to the Expiration Date, a tender and Consent may be effected if all of the following are complied with:

          (a) such tender is made by or through an Eligible Institution;

          (b) on or prior to the Expiration Date, the Depositary has received from such Eligible Institution, at the address of the Depositary set forth on the back cover of this Offer to Purchase, a properly completed and duly executed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) substantially in the form provided by Dura, setting forth the name(s) and address(es) of the Holder(s) and the principal amount of Notes being tendered and for which Consents are being delivered, and stating that the tender and, if applicable, the delivery of a Consent, is being made thereby and guaranteeing that, within three NYSE trading days after the date of the Notice of Guaranteed Delivery, a properly completed and executed Consent and Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message) and certificates evidencing the Notes (or confirmation of book-entry transfer of such Notes into the Depositary's account with DTC), and any other documents required by the Consent and Letter of Transmittal (including, if the person executing the Consent and Letter of Transmittal is not the registered holder of the Notes tendered, a valid Consent Proxy executed by such registered Holder) and the Instructions thereto, will be deposited by such Eligible Institution with the Depositary; and

          (c) such Consent and Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message), together with certificates for all physically delivered Notes in proper form for transfer (or confirmation of book-entry transfer of such Notes into the Depositary's account with DTC) and all other required documents (including, if the person executing the Consent and Letter of Transmittal is not the registered Holder of the Notes tendered, a valid Consent Proxy executed by such registered holder) are received by the Depositary within three NYSE trading days after the date of the Notice of Guaranteed Delivery.

     Under no circumstances will interest be paid by the Company by reason of any delay in making payment to any person using the guaranteed delivery procedures. The Repurchase Price and any Consent Payment for Notes tendered pursuant to the guaranteed delivery procedures will be the same as that for Notes delivered to the Depositary on or prior to the Expiration Date, even if the Notes to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Notes is delayed.

Lost or Missing Certificates

     If a Holder desires to tender Notes pursuant to the Offer, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such Holder should write to or telephone the Depositary at its address and telephone number set forth on the back cover of this Offer to Purchase about procedures for obtaining replacement certificates for such Notes, arranging for indemnification or any other matter that requires handling by the Depositary.

Other Matters

     Notwithstanding any other provision of the Offer or the Solicitation, payment of the Repurchase Price and any Consent Payment in exchange for Notes validly tendered and accepted for purchase pursuant to the Offer will occur only after timely receipt by the Depositary of the tendered Notes (or confirmation of book-entry transfer of such Notes into the Depositary's account with DTC), together with a properly completed and duly executed Consent and Letter of Transmittal in proper form (or a manually signed facsimile thereof) with any required signature guarantees (or in the case of a book-entry transfer, an Agent's Message) and any other required documents.

     Tenders of Notes and deliveries of Consents pursuant to the procedures described above, and acceptance thereof by Dura, will constitute a binding agreement between the tendering and consenting Holder and Dura upon the terms and subject to the conditions of the Offer and Solicitation.

     All questions as to the form of all documents and the validity (including time of receipt), eligibility, acceptance or withdrawal of all tenders of Notes and deliveries of Consents will be determined by Dura, in its sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders or Consents will not be considered valid. Dura reserves the absolute right to reject any or all tenders of Notes and deliveries of Consents that are not in proper form. Dura also reserves the right to waive any defects or irregularities of tender as to particular Notes or as to delivery of accompanying Consents. Dura's interpretations of the terms and conditions of the Offer and Solicitation (including the Instructions in the Consent and Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Notes and accompanying deliveries of Consents must be cured within such time as Dura determines, unless waived by Dura. Tenders of Notes and deliveries of Consents shall not be deemed to have been validly made until all defects and irregularities have been waived by Dura or cured. A defective tender (which defect is not waived by Dura) will not constitute a valid Consent. None of Dura, Elan, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of Notes and accompanying deliveries of Consents, or will incur any liability to Holders for failure to give any such notice.

Backup Federal Income Tax Withholding.

     Under the "backup withholding" provisions of Federal income tax law, unless a tendering Holder, or his or her assignee (in either case, the "Payee"), satisfies the conditions described in Instruction 5 of the Consent and Letter of Transmittal or is otherwise exempt, the Repurchase Price and the Consent Payment may be subject to backup withholding tax at a rate of 31%. To prevent backup withholding, each Payee should complete and sign the Substitute Form W-9 provided in the Consent and Letter of Transmittal. See Instruction 5 of the Consent and Letter of Transmittal.

Effect of Consent and Letter of Transmittal.

     Subject to and effective upon the acceptance for payment of the Notes tendered thereby, by executing and delivering a Consent and Letter of Transmittal a tendering Holder of Notes (i) irrevocably sells, assigns and transfers to Dura all right, title and interest in and to all the Notes tendered thereby, (ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences in respect of the Notes and the Indenture under which the Notes were issued), (iii) releases and discharges Dura from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes, (iv) irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to Dura, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from Dura, except as agent for Dura, for the Repurchase Price and any Consent Payment for any tendered Notes that are purchased by
Dura), and, (v) if the tendering Holder of Notes has completed the "Consent Box" in the Consent and Letter of Transmittal, delivers such Holder's Consent to the Proposed Amendments all in accordance with the terms of the Offer and Solicitation.

     CONSENTS AND LETTERS OF TRANSMITTAL AND NOTES MUST BE SENT ONLY TO THE DEPOSITARY. DO NOT SEND CONSENTS AND LETTERS OF TRANSMITTAL OR NOTES TO DURA, ELAN OR TO THE INFORMATION AGENT.

Withdrawal Rights; Revocation of Consents

     Notes tendered may be withdrawn and Consents may be revoked at any time prior to the Expiration Date. A valid withdrawal of Notes (without a concurrent valid revocation of the applicable Consent) will render the corresponding Consent defective. However, a valid revocation of a Consent (without a concurrent valid withdrawal of the related Notes) will not render the tender of the Notes with respect to which such Consent relates defective.

     Holders who wish to exercise their right of withdrawal with respect to the Offer must give written notice of withdrawal delivered by mail, hand delivery or facsimile transmission (or an electronic ATOP transmission notice of withdrawal in the case of DTC Participants), which notice must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In order to be valid, a notice of withdrawal must
(i) specify the name of the person who deposited the Notes to be withdrawn (the "Depositor"), (ii) state the name in which the Notes are registered (or, if tendered by book-entry transfer, the name of the DTC Participant whose name appears on the security position listing as the owner of such Notes), if different from that of the Depositor, and (iii) specify the principal amount of Notes to be withdrawn. If certificates have been delivered or otherwise identified (through confirmation of book-entry transfer of such Notes) to the Depositary, the name of the Holder and the certificate numbers relating to such Notes withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of the certificates for the withdrawn Notes (or, in the case of Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited with withdrawn Notes). The notice of withdrawal must be signed by the Holder in the same manner as the Consent and Letter of Transmittal (including, in any case, any required signature guarantees), or be accompanied by evidence satisfactory to Dura that the person withdrawing the tender has succeeded to the beneficial ownership of such Notes. Withdrawals of tendered Notes may not be rescinded, and any Notes withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, validly withdrawn Notes may be retendered by following the procedures therefor described elsewhere in this Offer to Purchase at any time prior to the Expiration Date.

     A Consent may be revoked at any time prior to the Expiration Date without a withdrawal of the related Notes by written notice of the revocation to the Depositary describing the Notes with respect to which the Consent is revoked by identifying the name of the Holder as set forth on the Note, the security number of the Note and the principal amount of the Note.

                      PROPOSED AMENDMENTS TO THE INDENTURE

     Set forth below is a description of the Proposed Amendments to the Indenture for which Consents are being solicited. This description is qualified by reference to the full provisions of the Indenture. The capitalized terms used in this Offer to Purchase and not otherwise defined shall have the meanings ascribed to them in the Indenture.

     The Proposed Amendments to the Indenture would delete in their entirety Sections 5.10 and 16.17 of the Indenture.

     Section 5.10 of the Indenture reads as follows:

     "Section 5.10 SEC REPORTS. Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company shall furnish to the Trustee (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a `Management's Discussion and Analysis of Financial Condition and Results of Operations' and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, and the Trustee shall make any such reports available to the Noteholders upon request. All such reports shall be furnished to the Trustee within 15 days after the Company files such reports with the Commission or, in the event the Company is at any time no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act (or any such successor provisions), such reports shall be furnished to the Trustee at the times the Company would have been required to provide such reports if it were still subject to such reporting requirements."

     Section 16.17 of the Indenture reads as follows:

     "Section 16.17. QUALIFICATION OF INDENTURE. The Company shall qualify this Indenture under the Trust Indenture Act and shall pay all reasonable costs and expenses (including reasonable attorneys' fees for the Company and the Trustee) incurred in connection therewith, including, but not limited to, reasonable costs and expenses of qualification of the Indenture and the Securities and printing this Indenture and the Securities. The Trustee shall be entitled to receive from the Company any such Officers' Certificates, Opinions of Counsel or other documentation as it may reasonably request in connection with any such qualification of this Indenture under the TIA."

                  CERTAIN INFORMATION CONCERNING DURA AND ELAN

Dura Pharmaceuticals, Inc.
7475 Lusk Boulevard
San Diego, California 92121
Telephone:  (800) 859-8585

     Dura is a specialty pharmaceutical company focused on acquiring and in-licensing products that leverage its sales and marketing organization. Dura's current product portfolio consists of 12 patent protected or branded prescription products that treat infectious diseases and respiratory conditions. Dura has built a sales and marketing organization of approximately 500 people that focuses on the high prescribing physician groups in its target markets. Dura is also developing the Spiros(R) pulmonary drug delivery systems through collaborative relationships for the delivery of a wide range of inhaled medications.

     Information with respect to the officers and directors of Dura is hereby incorporated by reference to the Dura Notice of Annual Meeting and Proxy Statement dated April 19, 2000. The address of all of the executive officers and directors of Dura is 7415 Lusk Boulevard, San Diego, California 92121.

Elan Corporation, plc
Lincoln House
Lincoln Place
Dublin 2, Ireland
Telephone:  (353) 1-709-4000

     Elan is a worldwide pharmaceutical and biotechnology company headquartered in Dublin, Ireland. Elan's principal research and development, manufacturing and marketing facilities are located in Ireland, the United States and Israel.

     Traditionally, Elan has focused on the development and commercialization of products for pharmaceutical industry clients utilizing its proprietary drug delivery systems. Elan continues to focus on drug delivery systems, but has also embarked on a strategy to expand its therapeutic focus through the development and commercialization of new pharmaceutical products for selected target markets, including the areas of neurology, pain management and oncology.

     Elan currently conducts its operations through two primary business units:
Elan Pharmaceuticals and Elan Pharmaceutical Technologies.

     Elan Pharmaceuticals is engaged in the discovery, development and marketing of therapeutic products for neurological disorders and pain management, and diagnostic services for neurological disorders. Its principal research and development activities focus on Alzheimer's disease, pain management, epilepsy, multiple sclerosis, Parkinson's disease, dystonias and other neurological disorders.

     Elan Pharmaceutical Technologies engages in the development, licensing and marketing of drug delivery products and technologies based on Elan's drug delivery systems.

     Dura will now be integrated into, and operate as a part of, Elan Pharmaceuticals.

     The following table provides information concerning the current directors and officers of Elan.

  Name                                              Position with Elan
  ----                                              ------------------

  Donal J. Geaney................        Chairman, Chief Executive Officer
                                           and Director
  Thomas G. Lynch................        Executive Vice President, Chief
                                           Financial Officer and Director
  William F. Daniel..............        Group Vice President, Finance, Group
                                           Controller and Principal Accounting
                                           Officer
  Seamus Mulligan ...............        Executive Vice President, Business and
                                           Corporate Development
  Lisabeth F. Murphy.............        Executive Vice President, Intellectual
                                           Property and Legal Affairs
  Mark A. Pearson................        Secretary
  Garo H. Armen, Ph.D. ..........        Director
  Brendan E. Boushel.............        Director
  Laurence G. Crowley............        Director
  Alan R. Gillespie, Ph.D. ......        Director
  John Groom.....................        Director
  Kieran McGowan.................        Director
  Kevin McIntyre, M.D. ..........        Director
  Kyran McLaughlin...............        Director
  Dennis J. Selkoe, M.D. ........        Director
  Richard Thornburgh.............        Director
  Daniel P. Tully................        Director

     The address of all of the executive officers and directors of Elan is Lincoln House, Lincoln Place, Dublin 2, Ireland.

                           SOURCES AND AMOUNT OF FUNDS

     The precise amount of funds required by Dura to purchase Notes tendered pursuant to the Offer, to make Consent Payments for Consents delivered pursuant to the Solicitation and to pay the fees and expenses related to the Offer and the Solicitation will not be known until the Expiration Date. If all outstanding Notes were tendered and purchased and all Holders gave Consents, the aggregate amount of funds required to pay the Repurchase Price and make the Consent Payments would be $292,163,889. Dura expects to obtain these funds from its available cash reserves and, if necessary, from capital contributions, loans or advances by Elan. No final decision has been made as to the source or combination of sources of these funds or the terms of any such capital contribution, loan or advance that might be made to Dura by Elan.

          SPECIAL CONSIDERATIONS RELATING TO THE OFFER AND SOLICITATION

     Dura intends to apply to terminate the registration of the Notes under the Exchange Act and to delist the Notes from The Nasdaq SmallCap Market after the Repurchase Date but prior to December

31, 2000. Under the Indenture, as currently in effect, if Dura were to cease to be subject to the reporting requirements of the Exchange Act, Dura still would be obligated to furnish to the Trustee certain financial information and reports that Dura would be required to file with the SEC if Dura were required to file such information and reports. Such obligation, however, will be eliminated if the Requisite Consents are received and the Proposed Amendments become operative. This will further adversely affect the amount of information about Dura publicly available and might adversely affect the liquidity and trading prices of the Notes.

     When the Notes are delisted from The Nasdaq SmallCap Market, the trading market for the Notes will be significantly more limited, which will adversely affect the liquidity of the Notes. In addition, to the extent that Notes are tendered and accepted for payment in the Offer, the trading market for any Notes that are not tendered may be further limited. There can be no assurance that any trading market will exist for the Notes following the date on which the Notes are delisted. The extent of the trading market for the Notes following the date on which the Notes are delisted will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of Holders remaining at such time and the interest in maintaining a market in the Notes on the part of securities firms. An issue of securities with a smaller outstanding market value available for trading ("float") may command a lower price than would a comparable issue of securities with a greater float. Therefore, the market price for the Notes that are not tendered in the Offer may be adversely affected following the consummation of the Offer and their delisting. The reduced float also may tend to make the trading prices of any Notes that are not so purchased more volatile.

     From time to time after the Expiration Date, Dura or its affiliates may acquire Notes, if any, which remain outstanding following consummation of the Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. Alternatively, subject to the provisions of the Notes and the Indenture, Dura may choose to redeem or contractually defease the Notes. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) Dura or its affiliates will pursue.

                            MARKET PRICE INFORMATION

The Notes

     The Notes are currently listed on The Nasdaq SmallCap Market.

     HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE NOTES PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

     The following table sets forth the high and low prices for the Notes on The Nasdaq SmallCap Market, as reported in published financial services, for the periods indicated.

                                                                Notes
                                                                -----
                                                        High              Low
                                                        ----              ---
        2000
        4th Quarter (through November 16, 2000)...    $1,005.00          $960.00
        3rd Quarter...............................       980.00           840.00
        2nd Quarter...............................       847.50           805.00
        1st Quarter...............................       847.50           796.25

        1999
        4th Quarter...............................       822.50           770.00
        3rd Quarter...............................       792.50           747.50
        2nd Quarter...............................       770.00           730.00
        1st Quarter...............................       780.00           725.00

        1998
        4th Quarter...............................       746.25           672.50
        3rd Quarter...............................       872.50           680.00
        2nd Quarter...............................       892.50           832.50
        1st Quarter...............................     1,150.00           845.00

Elan ADSs

     The Notes are convertible into Elan ADSs at a conversion price of $75.4058 per Elan ADS. Under the terms of the Indenture, you may continue to present your notes for conversion to the Corporate Trust Office of the Trustee, c/o The Chase Manhattan Bank, 55 Water Street, New York, New York. Elan ADSs are listed and traded on the NYSE under the symbol "ELN." The following table sets forth the high and low per share sale prices for the Elan ADSs on the NYSE, as reported in published financial sources, for the periods indicated.

                                                              Elan ADSs
                                                              ---------
                                                        High              Low
                                                        ----              ---
        2000
        4th Quarter (through November 16, 2000).....  $60.1250          $46.2500
        3rd Quarter.................................   59.8750           46.2500
        2nd Quarter.................................   49.0000           36.5000
        1st Quarter.................................   48.2500           26.0000

        1999
        4th Quarter.................................   33.8125           21.2500
        3rd Quarter.................................   35.3750           26.6250
        2nd Quarter.................................   38.5000           24.6250
        1st Quarter.................................   43.9375           32.9063

                                                              Elan ADSs
                                                              ---------
                                                        High              Low
                                                        ----              ---
        1998
        4th Quarter.................................   36.1250           27.2813
        3rd Quarter.................................   38.3750           27.5000
        2nd Quarter.................................   34.1875           28.5000
        1st Quarter.................................   34.5000           24.0625

     Elan Ordinary Shares are also traded in Dublin on the Irish Stock Exchange and in London on the London Stock Exchange. The volume of trading in the Ordinary Shares on such markets is, however, very limited.

     Elan has not paid cash dividends on its ordinary shares in the past. Elan's dividend policy will be reviewed periodically depending on the earnings, capital requirements and financial condition of Elan and other relevant factors. Elan does not anticipate that it will pay any cash dividends on its ordinary shares in the foreseeable future.

     On November 16, 2000 the closing sales price of an Elan ADS, as reported on the NYSE, was $49.125.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

General

     The following discussion is for general information only and is based on the federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of federal income taxation which may be relevant to any particular Holder of the Notes in light of such Holder's individual investment circumstances or to certain types of Holders subject to special tax rules (e.g., financial institutions, broker-dealers, pass-through entities, insurance companies, tax-exempt organizations and Holders who hold their Notes as part of a hedge, straddle, conversion, or other integrated transaction, and Holders who are not citizens or residents of the United States or who are foreign corporations or foreign estates or trusts as to the United States), nor does it address specific state, local or foreign tax consequences. This summary assumes that the Holders of the Notes have held their Notes as "capital assets" as defined under the Internal Revenue Code of 1986, as amended.

     EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE OFFER.

Sale of Notes Pursuant to the Offer

     The receipt of cash by a Holder in exchange for the Notes will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Such Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received (other than in respect of accrued interest) in exchange for such Notes and (ii) such Holder's adjusted tax basis in the Notes. Subject to the rules discussed below, such gain or loss will be capital gain or loss and will be long-term gain or loss if such Holder has held such Notes for more than one year.

     The payment of interest or amounts treated as interest for tax purposes with respect to a Note generally will be treated as ordinary income to the extent not previously included in income.

     An exception to the capital gain treatment described above applies to a Holder who holds a Note with a "market discount." Market discount is the amount by which the Holder's basis in the Note immediately after its acquisition is exceeded by the stated redemption price of the Note at maturity. (However, a Note will be considered to have no market discount if such excess is less than 1/4 of 1% of the stated redemption price of the Note at maturity multiplied by the number of complete years from the Holder's acquisition date of the Note to its maturity date.) The gain realized by the Holder of a market discount Note on its purchase by Dura will be treated as ordinary income to the extent that market discount has accrued (on a straight line basis or, at the election of the Holder, on a constant interest basis) from the Holder's acquisition date to the date of sale, unless the Holder has elected to include market discount in income currently as it accrues. Gain in excess of such accrued market discount will be subject to the capital gains rules described above.

     Consent Payments received by Holders who tender their Notes pursuant to the Offer will be treated either as (i) additional consideration received on such sale or (ii) a separate payment in the nature of a fee for the Consent. In the event that the Consent Payments are treated as additional consideration received by a Holder on the sale of Notes, such cash will be added to the amount of cash received in computing the gain or loss on such sale in the manner discussed above. If the Consent Payments are treated as a separate fee to Holders, such Holders would likely recognize ordinary income in the amounts of the Consent Payments received.

     The receipt by a Holder of cash in exchange for the Notes may be subject to backup withholding at the rate of 31% with respect to the gross proceeds from the sale of such Notes unless such Holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or
(b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Holder of Notes who does not provide his correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the Holder's U.S. Federal income tax liability.

     Dura will provide information statements to the IRS and to tendering Holders reporting the cash payments, as required by law.

                                  MISCELLANEOUS

     Dura is not aware of any jurisdiction where the making of the Offer and the Solicitation is not in compliance with the laws of such jurisdiction. If Dura becomes aware of any jurisdiction where the making of the Offer and the Solicitation would not be in compliance with such laws, Dura will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Offer and the Solicitation. If, after such good faith effort, Dura cannot comply with any such applicable laws, the Offer and the Solicitation will not be made to (nor will tenders of Notes or deliveries of Consents be accepted from or on behalf of) the Holders residing in such jurisdiction.

              The Depositary for the Offer and the Solicitation is:

          Chase Manhattan Bank and Trust Company, National Association

                       By Mail, Hand or Overnight Courier:
          Chase Manhattan Bank and Trust Company, National Association
                          c/o The Chase Manhattan Bank
                            Corporate Trust Services
                        Attn.: Frank Ivins (CONFIDENTIAL)
                          2001 Bryan Street, 9th Floor
                                Dallas, TX 75202

           By Facsimile Transmission (for Eligible Institutions Only):
                                 (214) 468-6494

                              Confirm by telephone:
                                   Frank Ivins
                                 (214) 468-6464

Any questions or request for assistance or additional copies of this Offer to Purchase, the Consent and Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address listed below. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning this offer.

     The Information Agent for the Offer and the Solicitation is:

                   Georgeson Shareholder Communications, Inc.
                                 17 State Street
                                   10th Floor
                            New York, New York 10004

                         Banks and Brokers Call Collect:
                                 (212) 440-9800

                           All Others Call Toll Free:
                                 (800) 223-2064

                                                                  EXHIBIT (a)(2)




                        CONSENT AND LETTER OF TRANSMITTAL
                                    TO TENDER
                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                                       OF

                           DURA PHARMACEUTICALS, INC.

                    PURSUANT TO THE CHANGE IN CONTROL NOTICE,
                 OFFER TO PURCHASE AND SOLICITATION OF CONSENTS
                             CUSIP NO.: 26632S-AA-7
                                       AND
                            SOLICITATION OF CONSENTS

                             DATED NOVEMBER 20, 2000

--------------------------------------------------------------------------------

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE CHANGE IN CONTROL NOTICE, OFFER TO PURCHASE AND SOLICITATION OF CONSENTS, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 20, 2000, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE"). TO RECEIVE BOTH THE REPURCHASE PRICE (AS DEFINED BELOW) AND THE CONSENT PAYMENT (AS DEFINED BELOW), HOLDERS OF NOTES MUST TENDER NOTES AND PROVIDE THE CORRESPONDING CONSENTS IN THE MANNER DESCRIBED BELOW ON OR BEFORE THE EXPIRATION DATE. DURA'S OBLIGATION TO MAKE CONSENT PAYMENTS AND THE EFFECTIVENESS OF THE PROPOSED AMENDMENTS (AS DEFINED BELOW) ARE CONDITIONED UPON THE RECEIPT OF THE REQUISITE CONSENTS (AS DEFINED BELOW). HOLDERS MAY NOT DELIVER CONSENTS WITHOUT TENDERING THE RELATED NOTES. NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------

              The Depositary for the Offer and the Solicitation is:

          Chase Manhattan Bank and Trust Company, National Association

            By Mail, Hand or                       Facsimile Transmission:
           Overnight Courier:                  (For Eligible Institutions Only)

     Chase Manhattan Bank and Trust                     (214) 468-6494
      Company, National Association
      c/o The Chase Manhattan Bank                  Confirm by Telephone:
        Corporate Trust Services
    Attn.: Frank Ivins (CONFIDENTIAL)                    Frank Ivins
      2001 Bryan Street, 9th Floor                      (214) 468-6464
            Dallas, TX 75202

     Delivery of this Consent and Letter of Transmittal (the "Consent and Letter of Transmittal") to an address, or transmission of instructions via facsimile, other than as set forth above will not constitute a valid delivery. This Consent and Letter of Transmittal and the Instructions hereto should be used only to tender the 3 1/2% Convertible Subordinated Notes due 2002 (the "Notes") of Dura Pharmaceuticals, Inc. (the "Company"). This Consent and Letter of Transmittal may also be used to consent to the proposed amendments to the indenture (the "Proposed Amendments") governing the Notes.

                                IMPORTANT NOTICE

     YOU ARE NOT REQUIRED TO CONSENT TO THE PROPOSED AMENDMENTS. YOU MAY EXERCISE YOUR CHANGE IN CONTROL RIGHT BY TENDERING YOUR NOTES WITHOUT COMPLETING THE CONSENT BOX BELOW. COMPLETE THE CONSENT BOX BELOW ONLY IF YOU WISH TO CONSENT TO THE PROPOSED AMENDMENTS.

     Holders may tender their Notes without delivering Consents. However, Holders may not deliver Consents without tendering the related Notes. Notes tendered may be withdrawn and Consents may be revoked at any time prior to the Expiration Date. A valid withdrawal of Notes (without a concurrent valid revocation of the corresponding Consent) will render the corresponding Consent defective. However, a valid revocation of a Consent (without a concurrent valid withdrawal of the related Notes) will not render the tender of the Notes with respect to which such Consent relates defective.

     DURA'S OBLIGATION TO MAKE CONSENT PAYMENTS IS CONDITIONED UPON THE RECEIPT OF THE CONSENTS OF THE HOLDERS OF NOT LESS THAN A MAJORITY IN AGGREGATE PRINCIPAL AMOUNT OF THE NOTES OUTSTANDING (THE "REQUISITE CONSENTS"). HOWEVER, DURA'S OBLIGATION TO ACCEPT FOR PAYMENT, AND TO PAY FOR, NOTES VALIDLY TENDERED (AND NOT VALIDLY WITHDRAWN) IS NOT CONDITIONED UPON THE RECEIPT OF THE REQUISITE CONSENTS. IF THE REQUISITE CONSENTS ARE NOT RECEIVED, HOLDERS VALIDLY TENDERING (AND NOT VALIDLY WITHDRAWING) NOTES AND DELIVERING THE CORRESPONDING CONSENT WILL RECEIVE THE REPURCHASE PRICE BUT WILL NOT RECEIVE A CONSENT PAYMENT.

     THE INSTRUCTIONS CONTAINED HEREIN AND IN THE OFFER TO PURCHASE (AS DEFINED BELOW) SHOULD BE READ CAREFULLY BEFORE THIS CONSENT AND LETTER OF TRANSMITTAL IS COMPLETED.

     By execution hereof, the undersigned acknowledges receipt of the Change in Control Notice, Offer to Purchase and Solicitation of Consents, dated November 20, 2000 (as the same may be amended from time to time, the "Offer to Purchase"), of the Company and this Consent and Letter of Transmittal, which together relate to (i) the Company's offer to purchase (the "Offer") for cash any and all of the outstanding Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, for a repurchase price (the "Repurchase Price") equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, December 20, 2000, unless extended (the "Repurchase Date"), and (ii) the Company's solicitation (the "Solicitation") of consents (the

"Consents") from Holders of the Notes to the Proposed Amendments to the indenture (the "Indenture") under which the Notes were issued and the accompanying offer by the Company to pay to Holders providing Consents to the adoption of the Proposed Amendments cash in an amount equal to $1.25 per $1,000 principal amount outstanding of Notes as to which such Consents are validly delivered prior to the Expiration Date and not validly revoked (the "Consent Payments").

     HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE THE REPURCHASE PRICE PURSUANT TO THE OFFER MUST VALIDLY TENDER (AND NOT VALIDLY WITHDRAW) THEIR NOTES TO THE DEPOSITARY PRIOR TO THE EXPIRATION DATE.

     HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE A CONSENT PAYMENT PURSUANT TO THE CONSENT SOLICITATION FOR NOTES VALIDLY TENDERED TO THE DEPOSITARY PURSUANT TO THE OFFER PRIOR TO THE EXPIRATION DATE MUST COMPLETE THIS CONSENT AND LETTER OF TRANSMITTAL AND THE CONSENT BOX BELOW AND NOT VALIDLY WITHDRAW THEIR TENDER PRIOR TO SUCH DATE.

     This Consent and Letter of Transmittal is to be used by Holders of Notes if certificates representing Notes are to be physically delivered to the Depositary herewith by Holders of Notes. This Consent and Letter of Transmittal is also being supplied for informational purposes only to persons who hold notes in book-entry form through the facilities of The Depository Trust Company ("DTC"). Tenders of Notes held through DTC must be made pursuant to the procedures described under "Procedures for Tendering Notes and Delivering Consents -- Tender of Notes held through DTC" in the Offer to Purchase.

     In order to properly complete this Consent and Letter of Transmittal, a Holder of Notes must (i) complete either of the boxes below entitled "Description of Notes Tendered and with Respect to Which Consent IS Delivered" or "Description of Notes Tendered and with Respect to Which Consent is NOT Delivered"; (ii) if appropriate, check and complete the boxes relating to Guaranteed Delivery, Special Issuance Instructions and Special Delivery Instructions; (iii) if a Holder has completed the box below entitled "Description of Notes Tendered and with Respect to Which Consent IS Delivered," then the Consent Box below must also be completed in order to validly deliver a Consent; (iv) sign the Consent and Letter of Transmittal; and (v) complete Substitute Form W-9. Each Holder of Notes should carefully read the detailed Instructions contained herein prior to completing this Consent and Letter of Transmittal.

     The undersigned has completed, executed and delivered this Consent and Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Offer and the Solicitation.

     If Holders desire to tender Notes pursuant to the Offer and (i) certificates representing such Holder's Notes are not lost but are not immediately available or time will not permit this Consent and Letter of Transmittal, certificates representing such Notes or other required documents to reach the Depositary prior to the Expiration Date, or (ii) the procedures for book-entry transfer cannot be completed prior to the Expiration Date, such Holders may effect a tender of such Notes in accordance with the guaranteed delivery procedures described under "Procedure for Tendering Notes and Delivering Consents -- Guaranteed Delivery" in the Offer to Purchase. See Instruction 1 below.

     All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Offer to Purchase.

     Your bank or broker can assist you in completing this form. The instructions included with this Consent and Letter of Transmittal must be followed. Questions and requests for assistance or for additional copies of the Offer to Purchase, this Consent and Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to Georgeson Shareholder Communications, Inc., the Information Agent for the Offer and the Solicitation. See Instruction 9 below.

     Dura is not aware of any jurisdiction where the making of the Offer and the Solicitation is not in compliance with the laws of such jurisdiction. If Dura becomes aware of any jurisdiction where the making of the Offer and the Solicitation would not be in compliance with such laws, Dura will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Offer and the Solicitation. If, after such good faith effort, Dura cannot comply with any such applicable laws, the Offer and the Solicitation will not be made to (nor will tenders of Notes or deliveries of Consents be accepted from or on behalf of) the Holders residing in such jurisdiction.

            PLEASE READ THE ENTIRE CONSENT AND LETTER OF TRANSMITTAL
                     CAREFULLY BEFORE CHECKING ANY BOX BELOW

     List below the Notes to which this Consent and Letter of Transmittal relates. There are two tables below. One table relates to tendered Notes for which a Consent IS delivered. The other table relates to tendered Notes for which a Consent is NOT delivered. You may divide your tendered Notes between the two tables if you wish to Consent with respect to a portion of your tendered Notes. Alternatively, you may list all of your tendered Notes in one table if you choose to deliver your Consent, or withhold your Consent, as the case may be, with respect to all of your tendered Notes.

     If the space provided below is inadequate, list the certificate numbers and principal amounts on a separately executed schedule and affix the schedule to this Consent and Letter of Transmittal.


------------------------------------------------------------------------------------------------------------------

                   DESCRIPTION OF NOTES TENDERED AND WITH RESPECT TO WHICH CONSENT IS DELIVERED+
                                                                                   --
------------------------------------------------------------------------------------------------------------------

                                                                            AGGREGATE
                                                                            PRINCIPAL
NAME(S) AND ADDRESS(ES) OF HOLDER(S)  (PLEASE         CERTIFICATE             AMOUNT             PRINCIPAL AMOUNT
FILL IN, IF BLANK)                                     NUMBERS*            REPRESENTED**            TENDERED**
------------------------------------------------------------------------------------------------------------------

                                                 -----------------------------------------------------------------

                                                 -----------------------------------------------------------------

                                                 -----------------------------------------------------------------

                                                 -----------------------------------------------------------------
                                                 TOTAL PRINCIPAL
                                                 AMOUNT OF NOTES
------------------------------------------------------------------------------------------------------------------

+ Completion of this table of the Letter of Transmittal, and the Consent Box below, will constitute tender of all Notes delivered and Consent to the Proposed Amendments for all such Notes.

* Need not be completed by Holders tendering by book-entry transfer (see below).

** Unless otherwise indicated in the column labeled "Principal Amount Tendered" and subject to the terms and conditions of the Offer to Purchase, a Holder will be deemed to have tendered the entire aggregate principal amount represented by the Notes indicated in the column labeled "Aggregate Principal Amount Represented." See Instruction 2.
--------------------------------------------------------------------------------

/ / CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Holder:

--------------------------------------------------------------------------------
Window Ticket Number (if any):

--------------------------------------------------------------------------------
Date of Execution of Notice of Guaranteed Delivery:

--------------------------------------------------------------------------------
Name of Eligible Institution which Guaranteed Delivery:

--------------------------------------------------------------------------------

                                      -6-

------------------------------------------------------------------------------------------------------------------

                 DESCRIPTION OF NOTES TENDERED AND WITH RESPECT TO WHICH CONSENT IS NOT DELIVERED+
                                                                                    ---
------------------------------------------------------------------------------------------------------------------

                                                                            AGGREGATE
                                                                            PRINCIPAL
NAME(S) AND ADDRESS(ES) OF HOLDER(S)  (PLEASE         CERTIFICATE             AMOUNT             PRINCIPAL AMOUNT
FILL IN, IF BLANK)                                     NUMBERS*            REPRESENTED**            TENDERED**
------------------------------------------------------------------------------------------------------------------

                                                 -----------------------------------------------------------------

                                                 -----------------------------------------------------------------

                                                 -----------------------------------------------------------------

                                                 -----------------------------------------------------------------
                                                 TOTAL PRINCIPAL
                                                 AMOUNT OF NOTES
------------------------------------------------------------------------------------------------------------------

+ Completion of this table of the Letter of Transmittal, without completion of the Consent Box below, will constitute tender of all Notes delivered but WILL NOT constitute Consent to the Proposed Amendments.

* Need not be completed by Holders tendering by book-entry transfer (see below).

** Unless otherwise indicated in the column labeled "Principal Amount Tendered" and subject to the terms and conditions of the Offer to Purchase, a Holder will be deemed to have tendered the entire aggregate principal amount represented by the Notes indicated in the column labeled "Aggregate Principal Amount Represented." See Instruction 2.

--------------------------------------------------------------------------------

/ / CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Holder:

---------------------------------------------------------------------------
Window Ticket Number (if any):

---------------------------------------------------------------------------
Date of Execution of Notice of Guaranteed Delivery:

---------------------------------------------------------------------------
Name of Eligible Institution which Guaranteed Delivery:

---------------------------------------------------------------------------

LADIES AND GENTLEMEN:

     Upon the terms and subject to the conditions of the Offer, the undersigned hereby tenders to the Company the principal amount of Notes indicated above.

     Subject to and effective upon the acceptance for payment of Notes tendered hereby, by executing and delivering a Consent and Letter of Transmittal a tendering Holder of Notes (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Notes tendered thereby,
(ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences in respect of the Note and the Indenture under which the Notes were issued), (iii) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any repurchase, redemption or defeasance of the Notes and (iv) irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the Company, for the purchase price for any tendered Notes that are purchased by the Company), all in accordance with the terms of the Offer.

     The undersigned agrees and acknowledges that, by the execution and delivery hereof and specifically by signing in the box below entitled "Consent Box," the undersigned consents to the Proposed Amendments with respect to the principal amount of Notes, if any, indicated in the table above entitled "Description of Notes Tendered and With Respect to which Consent IS Delivered" under the column heading "Principal Amount Tendered," as permitted by Section 8.1 of the Indenture. The undersigned understands that the Consent provided hereby shall remain in full force and effect and may only be revoked under the circumstances described herein and in the Offer to Purchase. The undersigned understands that the Proposed Amendments to the Indenture effected by the Supplemental Indenture (as defined below) will not become operative unless and until the Company receives the Requisite Consents and accepts the corresponding Notes for payment pursuant to the Offer. Upon receipt of the Requisite Consents, the Company intends to enter into, and will use its reasonable best efforts to cause the Trustee to enter into, a supplemental indenture giving effect to the Proposed Amendments (the "Supplemental Indenture"). The undersigned authorizes the Depositary to deliver certification to the Company and the Trustee under the Indenture that the Consent to the Proposed Amendments duly executed by the Holder of the corresponding Notes (or the agent thereof duly appointed by written proxy delivered to the Depositary) has been received and authorizes the Company and the Trustee under the Indenture to rely on such certification.

     The undersigned understands that tenders of Notes may be withdrawn, and the corresponding Consents may be revoked, by written notice of withdrawal received by the Depositary at any time prior to the Expiration Date. A valid withdrawal of tendered Notes on or prior to the Expiration Date will constitute the concurrent valid revocation of such Holder's corresponding Consent. A Holder may also revoke a Consent without withdrawing any related tendered Notes. See Instruction 1.

     The undersigned hereby represents and warrants that the undersigned (i) owns the Notes tendered and is entitled to tender such Notes and (ii) has full power and authority to tender, sell, assign and transfer the Notes tendered hereby and, if applicable, deliver Consent to the Proposed Amendments and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered hereby or to perfect the undersigned's Consent to the Proposed Amendments.

     For the purposes of the Offer, the undersigned understands that the Company will be deemed to have accepted for purchase validly tendered Notes (or defectively tendered Notes with respect to which the Company has waived such defect) only if, as and when the Company gives oral or written notice thereof to the Depositary. Payment for Notes purchased pursuant to the Offer and Consent Payments, if any, will be made by deposit of the purchase price for such Notes and Consent Payments, if any, with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders.

     All authority conferred or agreed to be conferred by this Consent and Letter of Transmittal shall survive the death or incapacity of the undersigned and every obligation of the undersigned under this Consent and Letter of Transmittal shall be binding upon the undersigned's heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.

     The undersigned understands that valid tender of Notes pursuant to any one of the procedures described under "Procedures for Tendering Notes and Delivering Consents" in the Offer to Purchase and in the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer, including the undersigned's waiver of any existing defaults and their consequences in respect of the Notes and the Indenture (including, without limitation, a default in the payment of interest).

     The undersigned understands that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Depositary, until receipt by the Depositary of this Consent and Letter of Transmittal, or a facsimile hereof, properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to the Company. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Notes pursuant to the procedures described in the Offer to Purchase and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

     Unless otherwise indicated herein under "Special Issuance Instructions," the undersigned hereby requests that any Notes representing principal amounts not tendered be issued in the name(s) of the undersigned, and checks, or a wire transfer with respect to Notes held in book-entry form, constituting payments for Notes purchased in connection with the Offer and Consent Payments, if any, be issued or be transmitted to the order of the undersigned. Similarly, unless otherwise indicated herein under "Special Delivery Instructions," the undersigned hereby requests that any Notes representing principal amounts not tendered and checks constituting payments for Notes to be purchased in connection with the Offer and Consent Payments, if any, be delivered to the undersigned at the address(es) shown herein. In the event that the "Special Issuance Instructions" box or the "Special Delivery Instructions" box, or both, are completed, the undersigned hereby requests that any Notes representing principal amounts not tendered be issued in the name(s) of, certificates for such Notes be delivered to, and checks, or wire transfers, if applicable, constituting payments for Notes purchased in connection with the Offer and Consent Payments, if any, be issued in the name(s) of, and be delivered to, the person(s) at the address(es) so indicated, as applicable.




--------------------------------------------------------       ------------------------------------------------------
             SPECIAL ISSUANCE INSTRUCTIONS                                 SPECIAL DELIVERY INSTRUCTIONS
            (See Instructions 2 through 6)                                (See Instructions 2 through 6)

         To be completed  ONLY if any checks and/or any                 To be  completed  ONLY if any checks  and/or
certificates  for  Notes  in  a  principal  amount  not        any  certificates for Notes in a principal amount not
tendered  are to be  issued  in the name of and sent to        tendered  are to be sent to  someone  other  than the
someone   other  than  the   person(s)   whose  name(s)        undersigned  or to  the  undersigned  at  an  address
appear(s) in either the  "Description of Notes Tendered        other than that shown in either the  "Description  of
and with  Respect  to Which  Consent IS  Delivered"  or        Notes  Tendered and with Respect to Which  Consent IS
                                     --                                                                           --
"Description  of Notes  Tendered  and with  Respect  to        Delivered"  or  "Description  of Notes  Tendered  and
Which Consent is NOT Delivered" box above.                     with Respect to Which Consent is NOT  Delivered"  box
                 ---                                                                            ---
                                                               above.

Issue:        / / Notes             / / Checks                 Deliver:          / / Notes           / / Checks
               (Complete as applicable)                                      (Complete as applicable)
Name                                                           Name
      -------------------------------------------------              ------------------------------------------------
                    (Please Print)                                                (Please Print)
Address                                                        Address
         ----------------------------------------------              ------------------------------------------------
-------------------------------------------------------        ------------------------------------------------------
-------------------------------------------------------        ------------------------------------------------------
                  (Include Zip Code)                                            (Include Zip Code)

-------------------------------------------------------        ------------------------------------------------------
   (Taxpayer Identification or Social Security No.)              (Taxpayer Identification or Social Security No.)
           (See Substitute Form W-9 Herein)                              (See Substitute Form W-9 Herein)
--------------------------------------------------------       ------------------------------------------------------

                            -----------------------------------------------------------
                                          SPECIAL ISSUANCE INSTRUCTIONS
                                          (See Instructions 2 through 6)

                                     To be completed  ONLY if Consent  Payment  checks
                            are to be sent to someone other than the  person(s)  whose signature(s)  appear(s)  within this Consent and Letter of
                            Transmittal or to an address  different from that shown in the box entitled  "Description  of Notes Tendered and with
                            Respect to Which Consent IS Delivered."
                                                     --
                            Name_______________________________________________________
                                                  (Please Print)
                            Address____________________________________________________
                                                  (Please Print)
                            ___________________________________________________________
                            ___________________________________________________________
                                                    (Zip Code)

                            ___________________________________________________________
                                 (Taxpayer Identification or Social Security No.)
                                         (See Substitute Form W-9 Herein)
                            -----------------------------------------------------------


--------------------------------------------------------------------------------

        HOLDERS WHO WISH TO ACCEPT THE OFFER AND TENDER THEIR NOTES MUST
         COMPLETE THIS CONSENT ANDLETTER OF TRANSMITTAL IN ITS ENTIRETY.

            NOTE: SIGNATURES MUST BE PROVIDED BELOW. PLEASE READ THE
                      ACCOMPANYING INSTRUCTIONS CAREFULLY.
                                PLEASE SIGN HERE
               (TO BE COMPLETED BY ALL TENDERING HOLDERS OF NOTES
                   PURSUANT TO THE OFFER REGARDLESS OF WHETHER
                 NOTES ARE BEING PHYSICALLY DELIVERED HEREWITH)

     This Consent and Letter of Transmittal must be signed by the holder(s) of Notes exactly as their name(s) appear(s) on certificate(s) for Notes or by person(s) authorized to become holder(s) by endorsements and documents transmitted with this Consent and Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under "Capacity" and submit evidence satisfactory to the Company of such person's authority to so act. See Instruction 3 below.

     If the signature appearing below is not of the holder(s) of the Notes, then the holder(s) must sign a valid power of attorney.

X ______________________________________________________________________________

X ______________________________________________________________________________
                Signature(s) of Holder(s) or Authorized Signatory

Date:___________________________________________________________________________

Name(s):________________________________________________________________________
________________________________________________________________________________
                                 (Please Print)
Capacity:_______________________________________________________________________

Address:________________________________________________________________________
________________________________________________________________________________
                              (Including Zip Code)

Area Code and Telephone Number:_________________________________________________
                                          SIGNATURE GUARANTEE
                                       (See Instruction 3 Below)

Certain Signatures Must Be Guaranteed by an Eligible Institution.

________________________________________________________________________________
             (Name of Eligible Institution Guaranteeing Signatures)

________________________________________________________________________________
               (Address (Including Zip Code) and Telephone Number
                         (Including Area Code) of Firm)

________________________________________________________________________________
                             (Authorized Signature)

________________________________________________________________________________
                                 (Printed Name)

________________________________________________________________________________
                                    (Title)

Date:                                       , 2000
       -------------------------------------
--------------------------------------------------------------------------------
IF YOU WISH TO CONSENT TO THE PROPOSED AMENDMENTS, PLEASE COMPLETE AND SIGN THE FOLLOWING CONSENT BOX IN ADDITION TO THIS PAGE.

--------------------------------------------------------------------------------

                                   CONSENT BOX

     IF THIS CONSENT AND LETTER OF TRANSMITTAL IS SIGNED BY A HOLDER OF NOTES WHO IS NOT EITHER (X) THE REGISTERED HOLDER OR (Y) THE AGENT THEREOF DULY APPOINTED BY WRITTEN PROXY DELIVERED TO THE DEPOSITARY, THEN THE REGISTERED HOLDER MUST SIGN THE FOLLOWING CONSENT (OR A SEPARATE DOCUMENT SUBSTANTIALLY IN THE FORM OF THE FOLLOWING CONSENT), WHICH DOCUMENT MUST BE DELIVERED TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRATION DATE, WITH SIGNATURES GUARANTEED BY AN ELIGIBLE INSTITUTION, IN ORDER FOR SUCH HOLDER TO RECEIVE THE CONSENT PAYMENT WITH RESPECT TO SUCH NOTES.

     Pursuant to the Offer and Solicitation, the undersigned holder(s) of the Notes tendered or with respect to which Consent(s) to the Proposed Amendments are being delivered pursuant to this Consent and Letter of Transmittal hereby Consent(s) to the Proposed Amendments.

________________________________________________________________________________

________________________________________________________________________________
                            Signature(s) of Holder(s)

     Must be signed by holder(s) exactly as name(s) appear(s) on the applicable notes. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, agent or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction and see Instruction 3 herein.

Name(s):________________________________________________________________________

________________________________________________________________________________
                                 (Please Print)

Capacity (Full Title):__________________________________________________________

Address:________________________________________________________________________

________________________________________________________________________________
                               (Include Zip Code)

Area Code and Telephone Number:_________________________________________________
                               Signature Guarantee (See Instruction 3 Below)

________________________________________________________________________________
            (Name of Eligible Institution Guaranteeing Signature(s))

________________________________________________________________________________
               (Address (Including Zip Code) and Telephone Number
                         (including Area Code) of Firm)

________________________________________________________________________________
                             (Authorized Signature)

--------------------------------------------------------------------------------
                                 (Printed Name)

________________________________________________________________________________
                                     (Title)

Date:                                       , 2000
       -------------------------------------
--------------------------------------------------------------------------------

                                  INSTRUCTIONS
     FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER AND SOLICITATION

     1. Procedures for Tendering Notes and Delivering Consents; Guaranteed Delivery Procedures; Withdrawal of Tenders; Revocation of Consents. To tender the Notes in the Offer, certificates representing such Notes, together with a properly completed and duly executed copy (or facsimile) of this Consent and Letter of Transmittal, and any other documents required by this Consent and Letter of Transmittal must be received by the Depositary at one of its addresses set forth herein prior to the Expiration Date. The method of delivery of this Consent and Letter of Transmittal, certificates for Notes and all other required documents to the Depositary is at the election and risk of Holders. If such delivery is to be made by mail, it is suggested that Holders use properly insured registered mail, return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary prior to such date. Except as otherwise provided below, the delivery will be deemed made when actually received or confirmed by the Depositary. THIS CONSENT AND LETTER OF TRANSMITTAL AND NOTES SHOULD BE SENT ONLY TO THE DEPOSITARY, NOT TO THE COMPANY, ELAN CORPORATION, PLC OR THE INFORMATION AGENT.

     This Consent and Letter of Transmittal is also being supplied for informational purposes only to persons who hold notes in book-entry form through the facilities of DTC. Tenders of Notes held through DTC must be made pursuant to the procedures described under "Procedures for Tendering Notes and Delivering Consents -- Tender of Notes Held through DTC" in the Offer to Purchase.

     Except as provided herein for the book-entry or guaranteed delivery procedures, unless the Notes being tendered are deposited with the Depositary on or prior to the Expiration Date (accompanied by the appropriate, properly completed and duly executed Consent and Letter of Transmittal and any required signature guarantees and other documents required by this Consent and Letter of Transmittal), the Company may, in its sole discretion, reject such tender. Payment for Notes will be made only against deposit of tendered Notes.

     By executing this Consent and Letter of Transmittal (or a facsimile thereof), a tendering Holder waives any right to receive any notice of the acceptance for payment of tendered Notes.

     For a full description of the procedures for tendering Notes, see "Procedures for Tendering Notes and Delivering Consents -- Tender of Notes" in the Offer to Purchase.

     If a Holder desires to tender Notes pursuant to the Offer and (i) certificates representing such Holder's Notes are not lost but are not immediately available or time will not permit this Consent and Letter of Transmittal, certificates representing Notes or other required documents to reach the Depositary on or prior to the Expiration Date or (ii) the procedures for book-entry transfer cannot be completed on or prior to the Expiration Date, such Holder may effect a tender of such Notes in accordance with the guaranteed delivery procedures described under "Procedures for Tendering Notes and Delivering Consents -- Guaranteed Delivery" in the Offer to Purchase.

     Notes tendered may be withdrawn and Consents may be revoked at any time prior to the Expiration Date. A valid withdrawal of Notes (without a concurrent valid revocation of the corresponding Consent) will render the corresponding Consent defective. However, a valid revocation of a Consent (without a concurrent valid withdrawal of the related Notes) will not render the tender of the Notes with respect to which such Consent relates defective. Tenders of Notes and deliveries of Consents, if any, may be withdrawn at any time prior to the Expiration Date pursuant to the procedures described under "Procedures For Tendering Notes and Delivering Consents -- Withdrawal Rights; Revocation of Consents" in the Offer to Purchase.

     2. Partial Tenders. Tenders of Notes pursuant to the Offer will be accepted only in principal amounts equal to $1,000 or integral multiples thereof (provided that no singe Note may be repurchased in part unless the principal amount of such Note to be outstanding after such repurchase is equal to $1,000 or an integral multiple of $1,000). If less than the entire principal amount of any Notes evidenced by a submitted certificate is tendered, the tendering Holder must fill in the principal amount tendered in the last column of the box entitled "Description of Notes Tendered and With Respect to Which Consent IS Delivered" or "Description of Notes Tendered and with Respect to Which Consent is NOT Delivered" herein, as applicable. The entire principal amount represented by the certificates for all Notes delivered to the Depositary will be deemed to have been tendered unless otherwise indicated. If the entire principal amount of all Notes is not tendered, certificates for the principal amount of Notes not tendered will be sent to the Holder unless otherwise provided in the appropriate box on this Consent and Letter of Transmittal (see Instruction 4), promptly after the Notes are accepted for purchase.

     3. Signatures on this Consent and Letter of Transmittal, Bond Powers and Endorsement; Guarantee of Signatures. If this Consent and Letter of Transmittal is signed by the registered Holder(s) of the Notes tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

     IF THIS CONSENT AND LETTER OF TRANSMITTAL IS EXECUTED BY A HOLDER OF NOTES WHO IS NOT THE REGISTERED HOLDER, THEN THE REGISTERED HOLDER MUST SIGN A VALID POWER OF ATTORNEY, WITH THE SIGNATURE OF SUCH REGISTERED HOLDER GUARANTEED BY AN ELIGIBLE INSTITUTION.

     If any of the Notes tendered hereby are owned of record by two or more joint owners, all such owners must sign this Consent and Letter of Transmittal. If any tendered Notes are registered in different names on several certificates, it will be necessary to complete, sign and submit as many copies of this Consent and Letter of Transmittal and any necessary accompanying documents as there are different names in which certificates are held.

     If this Consent and Letter of Transmittal is signed by the Holder, and the certificates for any principal amount of Notes not tendered for purchase are to be issued (or if a principal amount of Notes that is not tendered for purchase is to be reissued or returned) to the Holder, and checks constituting payments for Notes to be purchased in connection with the Offer are to be issued to the order of the Holder, then the Holder need not endorse any certificates for tendered Notes nor provide a separate bond power. In any other case (including if this Consent and Letter of Transmittal is not signed by the Holder), the Holder must either properly endorse the certificates for Notes tendered or transmit a separate properly completed bond power with this Consent and Letter of Transmittal (in either case, executed exactly as the name(s) of the registered Holder(s) appear(s) on such Notes), with the signature on the endorsement or bond power guaranteed by an Eligible Institution, unless such certificates or bond powers are executed by an Eligible Institution.

     If this Consent and Letter of Transmittal or any certificates representing Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Company of their authority so to act must be submitted with this Consent and Letter of Transmittal.

     Endorsements on certificates for Notes and signatures on bond powers provided in accordance with this Instruction 3 by registered Holders not executing this Consent and Letter of Transmittal must be guaranteed by an Eligible Institution.

     No signature guarantee is required if (i) this Consent and Letter of Transmittal is signed by the registered Holder (which term includes any DTC Participant whose name appears on a security position listing as the owner of the Notes) of the Notes tendered therewith and payment of the Repurchase Price is to be made, or if any Notes for principal amounts not tendered or not accepted for purchase are to be issued, directly to such Holder (or, if tendered by a DTC Participant, any Notes for principal amounts not tendered or not accepted for purchase are to be credited to such DTC Participant's account) and neither the "Special Issuance Instructions" box nor the "Special Delivery Instructions" box on this Consent and Letter of Transmittal has been completed or (ii) such Notes are tendered and Consents are delivered for the account of any institution that is an Eligible Institution (as defined below). In all other cases, all signatures on Consents and Letters of Transmittal and endorsements on certificates, signatures on bond powers and consent proxies (if any) accompanying Notes must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). If the Notes are registered in the name of a person other than the signer of this Consent and Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered Holder, then the signatures on the Consents and Letters of Transmittal accompanying the tendered Notes must be guaranteed as described above.

     4. Special Issuance and Special Delivery Instructions. Tendering Holders should indicate in the applicable box or boxes the name and address to which Notes for principal amounts not tendered or not accepted for purchase or checks constituting payments for Notes to be purchased in connection with the Offer or Consent Payments, if any, are to be issued or sent, if different from the name and address of the Holder signing this Consent and Letter of Transmittal. In the case of issuance in a different name, the taxpayer identification or social security number of the person named must also be indicated. If no instructions are given, Notes not tendered or not accepted for purchase will be returned to the Holder of the Notes tendered.

     5. Taxpayer Identification Number and Substitute Form W-9. Each tendering Holder is required to provide the Depositary with the Holder's correct taxpayer identification number ("TIN"), generally the Holder's social security or federal employer identification number, on Substitute Form W-9, which is provided under "Important Tax Information" below, or, alternatively, to establish another basis for exemption from backup withholding. A Holder must cross out item (2) in the Certification box on Substitute Form W-9 if such Holder is subject to backup withholding. Failure to provide the information on the form may subject the tendering Holder to 31% federal income tax backup withholding on the payments made to the Holder or other payee with respect to Notes purchased pursuant to the Offer. The box in Part 3 of the form should be checked if the tendering Holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN within 60 days, thereafter the Depositary will withhold 31% from all such payments with respect to the Notes to be purchased until a TIN is provided to the Depositary.

     6. Transfer Taxes. Dura will pay all transfer taxes, if any, applicable to the purchase of the Notes pursuant to the Offer. If, however, Notes for principal amounts not accepted for tender are to be delivered to, or are to be registered or issued in the name of, any person other than the registered Holder of the Notes, or if tendered Notes are to be registered in the name of any person other than the person signing this Consent and Letter of Transmittal, or if a transfer tax is imposed for any reason other than the purchase of Notes pursuant to the Offer, then the amount of any such transfer tax (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder. If satisfactory evidence of payment of such tax or exemption therefrom is not submitted, then the amount of such transfer tax will be deducted from the Repurchase Price otherwise payable to such tendering Holder.

     Except as provided in this Instruction 6, it will not be necessary for transfer stamps to be affixed to the certificates listed in this Consent and Letter of Transmittal.

     7. Irregularities. All questions as to the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tenders of Notes pursuant to the procedures described in the Offer to Purchase and the form and validity (including the time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Notes. The Company's interpretations of the terms and conditions of the Offer (including without limitation the Instructions in this Consent and Letter of Transmittal) shall be final and binding. No alternative, conditional or contingent tenders will be accepted. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in such tenders or will incur any liability to Holders for failure to give such notification. Tenders of such Notes shall not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering Holders, unless such Holders have otherwise provided herein, as promptly as practical following the Expiration Date.

     8. Mutilated, Lost, Stolen or Destroyed Certificates for Notes. If a Holder desires to tender Notes pursuant to the Offer, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, such Holder should write to or telephone the Depositary at its address and telephone number set forth on the front of this Consent and Letter of Transmittal about procedures for obtaining replacement certificates for such Notes, arranging for indemnification or any other matter that requires handling by the Depositary.

     9. Requests for Assistance or Additional Copies. Questions relating to the procedure for tendering Notes and requests for assistance or additional copies of the Offer to Purchase and this Consent and Letter of Transmittal may be directed to, and additional information about the Offer may be obtained from the Information Agent, whose address and telephone number appears herein.

                            IMPORTANT TAX INFORMATION

     Under federal income tax laws, a Holder whose tendered Notes are accepted for payment is required by law to provide the Depositary (as payer) with such Holder's correct TIN on Substitute Form W-9 included herein or otherwise establish a basis for exemption from backup withholding. If such Holder is an individual, the TIN is his social security number. If the Depositary is not provided with the correct TIN, a penalty may be imposed by the Internal Revenue Service, and payments made with respect to Notes purchased pursuant to the Offer may be subject to backup withholding. Failure to comply truthfully with the backup withholding requirements also may result in the imposition of severe criminal and/or civil fines and penalties.

     Certain Holders (including, among others, all corporations and certain foreign persons) are not subject to these backup withholding and reporting requirements. Exempt Holders should furnish their TIN, write "Exempt" on the face of the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Depositary. A foreign person, including a foreign entity, may qualify as an exempt recipient by submitting to the Depositary a properly completed Internal Revenue Service Form W-8, signed under penalties of perjury, attesting to that Holder's foreign status. A Form W-8 can be obtained from the Depositary. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

     If backup withholding applies, the Depositary is required to withhold 31% of any payments made to the Holder or other payee. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

PURPOSE OF SUBSTITUTE FORM W-9

     To prevent backup withholding on payments made with respect to Notes purchased pursuant to the Offer, the Holder is required to provide the Depositary with either: (i) the Holder's correct TIN by completing the form included herein, certifying that the TIN provided on Substitute Form W-9 is correct (or that such Holder is awaiting a TIN) and that (A) the Holder has not been notified by the Internal Revenue Service that the Holder is subject to backup withholding as a result of failure to report all interest or dividends or
(B) the Internal Revenue Service has notified the Holder that the Holder is no longer subject to backup withholding; or (ii) an adequate basis for exemption.

NUMBER TO GIVE THE DEPOSITARY

     The Holder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the registered Holder of the Notes. If the Notes are held in more than one name or are held not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

-------------------------------------------------------------------------------------------------------------------

PAYER'S NAME:  CHASE MANHATTAN BANK AND TRUST COMPANY, NATIONAL ASSOCIATION, AS DEPOSITARY

-------------------------------------------------------------------------------------------------------------------
SUBSTITUTE                          PART 1:  PLEASE PROVIDE YOUR TIN IN THE BOX
FORM W-9                            TO THE RIGHT AND CERTIFY BY SIGNING AND       Social Security Number
                                    DATING BELOW                                  OR

                                                                                  ---------------------------------
                                                                                  Employer
                                                                                  Identification No.

----------------------------------- --------------------------------------------- ---------------------------------

       PAYER'S REQUEST FOR          PART 2:  For Payees NOT subject to backup withholding, see the enclosed
  TAXPAYER IDENTIFICATION NUMBER    Guidelines for Certification of Taxpayer Identification Number on Substitute
              (TIN)                 Form W-9 and complete as instructed therein.
                                    -------------------------------------------------------------------------------

                                    PART 3:  Awaiting TIN / /
----------------------------------- -------------------------------------------------------------------------------

CERTIFICATION. Under penalties of perjury, I certify that (1) the number above on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding. Certification Instructions. You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see the enclosed Guidelines for Certification of Taxpayer Identification Number on
Substitute Form W-9)
-------------------------------------------------------------------------------------------------------------------

SIGNATURE  _______________________________________________________    DATE  _______________________________________

NAME  _____________________________________________________________________________________________________________
                                                  (Please Print)
ADDRESS  __________________________________________________________________________________________________________

-------------------------------------------------------------------------------------------------------------------
                                                (Include Zip Code)
-------------------------------------------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER AND THE SOLICITATION. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

           YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED
                   THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within sixty (60) days, 31% of all reportable payments made to me thereafter will be withheld until I provide a taxpayer identification number.

________________________________________________________________________________
                                    Signature

________________________________________________________________________________
                                      Date

________________________________________________________________________________
                               Name (Please Print)

--------------------------------------------------------------------------------

     Facsimile copies of this Consent and Letter of Transmittal, properly completed and duly executed, will be accepted. This Consent and Letter of Transmittal, certificates for the Notes and any other required documents should be sent or delivered by each Holder of Notes or such person's broker, dealer, commercial bank or other nominee to the Depositary at its address set forth below.

              The Depositary for the Offer and the Solicitation is:

          Chase Manhattan Bank and Trust Company, National Association

                       By Mail, Hand or Overnight Courier:
          Chase Manhattan Bank and Trust Company, National Association
                          c/o The Chase Manhattan Bank
                            Corporate Trust Services
                        Attn.: Frank Ivins (CONFIDENTIAL)
                          2001 Bryan Street, 9th Floor
                                Dallas, TX 75202

           By Facsimile Transmission (for Eligible Institutions Only):
                                 (214) 468-6494

                              Confirm by telephone:
                                   Frank Ivins
                                 (214) 468-6464

     Any questions or request for assistance or additional copies of this Consent and Letter of Transmittal, the Offer to Purchase or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address listed below. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning this offer.

     The Information Agent for the Offer and the Solicitation is:

                   Georgeson Shareholder Communications, Inc.
                                 17 State Street
                                   10th Floor
                            New York, New York 10004

                         Banks and Brokers Call Collect:
                                 (212) 440-9800

                           All Others Call Toll Free:
                                 (800) 223-2064

                                                                  EXHIBIT (a)(3)




                          NOTICE OF GUARANTEED DELIVERY
                         FOR TENDER OF CERTIFICATES FOR
                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                                       OF
                           DURA PHARMACEUTICALS, INC.
                             CUSIP NO.: 26632S-AA-7
                                       AND
                            SOLICITATION OF CONSENTS


     Capitalized terms used but not defined herein have the meanings given them in the Change in Control Notice, Offer to Purchase and Solicitation of Consents, dated November 20, 2000 (the "Offer to Purchase").

     This Notice of Guaranteed Delivery may be used to cause a tender of the 3 1/2% Convertible Subordinated Notes due 2002 (the "Notes") of Dura Pharmaceuticals, Inc. (the "Company") and, if applicable, to simultaneously Consent (the "Consent") to proposed amendments (the "Proposed Amendments") to the Indenture under which the Notes were issued, by (i) a record holder of Notes if certificates for the Notes are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date or (ii) by a DTC Participant if the procedures for book-entry transfer described in the Offer to Purchase cannot be completed on a timely basis. All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Company's Change in Control Notice, Offer to Purchase and Solicitation of Consents dated November 20, 2000 (as the same may be amended or supplemented from time to time, the "Offer to Purchase").

     The Depositary for the Offer and the Solicitation is:

          Chase Manhattan Bank and Trust Company, National Association


   By Mail, Hand or Overnight Courier:           Facsimile Transmission:
 Chase Manhattan Bank and Trust Company,     (For Eligible Institutions Only)
          National Association                        (214) 468-6494
      c/o The Chase Manhattan Bank
        Corporate Trust Services                  Confirm by Telephone:
    Attn: Frank Ivins (CONFIDENTIAL)                   Frank Ivins
      2001 Bryan Street, 9th Floor                    (214) 468-6464
            Dallas, TX 75202

            DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS
             SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

--------------------------------------------------------------------------------
SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 20, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EXPIRATION DATE UNDER THE CIRCUMSTANCES DESCRIBED IN THE OFFER TO PURCHASE AND CONSENT AND LETTER OF TRANSMITTAL.
--------------------------------------------------------------------------------

LADIES AND GENTLEMEN:

     By execution hereof, the undersigned acknowledges receipt of the Offer to Purchase and the Consent and Letter of Transmittal. On the terms and subject to the conditions of the Offer to Purchase and the Consent and Letter of Transmittal, the undersigned hereby represents that it is the holder of the Notes (or the holder of interests in the Global Note) being tendered (or caused to be tendered) hereby and is entitled to tender (or cause to be tendered) such Notes as contemplated by the Offer and, pursuant to the guaranteed delivery procedures described in the Offer to Purchase and Consent and Letter of Transmittal, hereby tenders (or causes a tender) to the Company of the aggregate principal amount of Notes indicated below.

     The undersigned understands that Holders of Notes who tender such Notes and have completed the Consent Box in the Consent and Letter of Transmittal have delivered a Consent to the Proposed Amendments with respect to such Notes as described in the Offer to Purchase and, accordingly, the undersigned hereby consents to the Proposed Amendments. The undersigned understands that Holders of Notes may tender their Notes without delivering Consents, but that Holders of Notes may not deliver Consents without tendering the related Notes.

     The undersigned understand(s) that tenders of Notes may be withdrawn by written notice of withdrawal received by the Depositary at any time prior to the Expiration Date. A valid withdrawal of Notes (without a concurrent valid revocation of the corresponding Consent) will render the corresponding Consent defective. However, a valid revocation of a Consent (without a concurrent valid withdrawal of the related Notes) will not render the tender of the Notes with respect to which such Consent relates defective. A Holder may also revoke a Consent without withdrawing the related tendered Notes, as described in the Offer to Purchase. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be returned to the tendering Holders promptly.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to deliver the Consent. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable for the perfection of the undersigned's Consent to the Proposed Amendments and to the execution of the Supplemental Indenture.

     Except as stated in the Offer to Purchase, all authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

     A record holder must execute this Notice of Guaranteed Delivery exactly as its name appears on its Notes and a DTC Participant must execute this Notice of Guaranteed Delivery exactly as its name is registered with DTC. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must set forth his or her name, address and capacity as indicated below and submit evidence to the Company of such person's authority so to act.

--------------------------------------------------------------------------------

Signed:
--------------------------------------------------------------------------------

Name(s):
--------------------------------------------------------------------------------
                             (PLEASE TYPE OR PRINT)

Company:
--------------------------------------------------------------------------------

Capacity:
--------------------------------------------------------------------------------

Address:
--------------------------------------------------------------------------------

Dated:
--------------------------------------------------------------------------------

Aggregate Principal
Amount of Notes Tendered:
--------------------------------------------------------------------------------

Certificate Nos. for
Notes (if applicable):

         If being executed by a DTC Participant:

DTC Participant's Number:
--------------------------------------------------------------------------------

Account Number:
--------------------------------------------------------------------------------

Transaction Code Number:
--------------------------------------------------------------------------------

                THE GUARANTEE ON THE NEXT PAGE MUST BE COMPLETED

                                    GUARANTEE
                    (Not to be used for signature guarantee)


     The undersigned, a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States or another "Eligible Guarantor Institution" as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby guarantees that, within three New York Stock Exchange trading days from the date of receipt by the Depositary of this Notice of Guaranteed Delivery, a properly completed and validly executed Consent and Letter of Transmittal (or a facsimile thereof), together with Notes tendered hereby in proper form for transfer (or confirmation of the book-entry transfer of such Notes into the Depositary's account at the Depositary Trust Company, pursuant to the procedures for book-entry transfer set forth under "Procedure for Tendering Notes and Delivering Consents" in the Offer to Purchase), and all other required documents will be delivered by the undersigned to the Depositary.


Name of Firm:  _________________       _________________________________________
                                                       Authorized Signature

Address:  ______________________       Name:  __________________________________
                                                      (Please Type or Print)
________________________________       Title:  _________________________________
              Zip Code
                                       Date:  __________________________________
Area Code and
Telephone No.:  ____________________________

     The institution which completes this form must deliver to the Depositary the guarantee, the Consent and Letter of Transmittal (or facsimile thereof) and certificates for Notes within the time periods specified herein. Failure to do so could result in a financial loss to such institution.

DO NOT SEND CERTIFICATES FOR NOTES WITH THIS FORM -- THEY SHOULD BE SENT WITH THE CONSENT AND LETTER OF TRANSMITTAL.

                                                                  EXHIBIT (a)(4)




                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)              Investors:  (Europe)           Media:
Jack Howarth/Mary Ansaldi       Emer Reynolds                  Max Gershenoff
Ph:  212-407-5740               Ph:      353-1-709-4000        Ph:  212-407-5740
     800-252-3526                        00800 28352600             800-252-3526



                  DURA PHARMACEUTICALS, INC. COMMENCES OFFER TO
                    PURCHASE AND CONSENT SOLICITATION FOR ITS
                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002

San Diego, California, November 20, 2000 -- Dura Pharmaceuticals, Inc. ("Dura"), a wholly-owned subsidiary of Elan Corporation, plc (NYSE: ELN) ("Elan"), announced today that it has commenced an offer to purchase and consent solicitation for any and all of its 3 1/2% Convertible Subordinated Notes due 2002 (the "Notes"). The offer and solicitation are subject to the terms and conditions set forth in Dura's Change in Control Notice, Offer to Purchase and Solicitation of Consents dated November 20, 2000. The offer and solicitation will expire at 5:00 p.m., New York City time, on December 20, 2000, unless extended (the "Expiration Date"). Notes tendered (and not withdrawn) on or prior to the Expiration Date will be repurchased at a price equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. As of November 16, 2000, there was $287,500,000 in aggregate principal amount of Notes outstanding. The Notes are quoted on The Nasdaq SmallCap Market under the Symbol "DURAH".

The offer is being made pursuant to the indenture under which the Notes were issued. The indenture requires Dura to make an offer to purchase the Notes following a "change in control". A change in control occurred on November 9, 2000 as a result of the merger of a wholly-owned

Dura Pharmaceuticals, Inc. Commences Offer To Purchase And Consent Solicitation For Its 3 1/2% Convertible Subordinated Note Due 2002
Page 2 of 3


subsidiary of Elan Corporation, plc with and into Dura pursuant to which Dura became a wholly- owned subsidiary of Elan. Prior to the closing of the merger, the Notes were convertible into shares of Dura common stock at a conversion price of $50.635 per share. As a result of the merger, the Notes are now convertible into Elan ADSs at a conversion price of $75.4058 per Elan ADS, subject to adjustment as provided in the indenture. Noteholders may convert Notes into Elan ADSs until, but not after, the date on which they tender their Notes pursuant to the offer, unless such Notes are properly withdrawn.

Dura is also seeking consents from the registered holders of the Notes to certain proposed amendments to the indenture that would eliminate certain provisions. The proposed amendments require the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes. If the requisite consents are received, Noteholders who deliver (and do not revoke) a consent on or prior to the Expiration Date will receive a consent payment of $1.25 per $1,000 principal amount of Notes as to which such consent relates. Dura's obligation to make consent payments is conditioned upon Dura receiving the requisite consents to amend the indenture. Holders of Notes may not deliver consents to the proposed amendments without tendering the related Notes.

Chase Manhattan Bank and Trust Company, National Association, is acting as Depositary for the offer and the consent solicitation. Requests for assistance or additional offer and solicitation materials may be directed to the Information Agent, Georgeson Shareholder Communications Inc., at (800) 223-2064.

This news release is neither an offer to purchase nor a solicitation of an offer to sell Notes. The offer to purchase and the consent solicitation are being made solely pursuant to the Change in Control Notice, Offer to Purchase and Solicitation of Consents dated November 20, 2000.

Dura, a wholly-owned subsidiary of Elan Corporation, plc, is a San Diego based specialty pharmaceutical company that markets and sells prescription products that treat infectious

Dura Pharmaceuticals, Inc. Commences Offer To Purchase And Consent Solicitation For Its 3 1/2% Convertible Subordinated Note Due 2002
Page 3 of 3


diseases, respiratory conditions and dermatological conditions. Dura focuses on products and transactions that leverage its sales and marketing organization. Through the use of collaborative relationships, Dura intends to develop the Spiros(R) blisterdisk and Spiros(R) S2 pulmonary drug delivery systems for the local and systemic delivery of a wide range of medications.

Certain statements in this press release are forward-looking statements. All forward-looking statements involve risks and uncertainties which, in many cases are beyond the control of Dura and could cause actual results to differ materially. Dura undertakes no obligation to update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Further, information on factors which could affect Dura's financial results is contained in Dura's filings with the Securities and Exchange Commission.


                                       ###

                                                                  EXHIBIT (a)(5)


                           DURA PHARMACEUTICALS, INC.

                           OFFER TO PURCHASE FOR CASH
                         ANY AND ALL OF THE OUTSTANDING
                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                          OF DURA PHARMACEUTICALS, INC.
                             CUSIP NO.: 26632S-AA-7
                                       AND
                            SOLICITATION OF CONSENTS


--------------------------------------------------------------------------------

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE CHANGE IN CONTROL NOTICE, OFFER TO PURCHASE AND SOLICITATION OF CONSENTS, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 20, 2000, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------


                                                               November 20, 2000

To Our Clients:

     Enclosed for your consideration is a Change in Control Notice, Offer to Purchase and Solicitation of Consents, dated November 20, 2000 (as the same may be amended from time to time, the "Offer to Purchase"), and a Consent and Letter of Transmittal and instructions thereto (the "Consent and Letter of Transmittal"), relating to (i) the offer (the "Offer") by Dura Pharmaceuticals, Inc. (the "Company") to purchase for cash any and all of its outstanding 3 1/2% Convertible Subordinated Notes due 2002 (the "Notes") at 100% of the principal amount thereof, plus accrued and unpaid interest thereon up to but excluding the date of payment upon the terms and subject to the conditions set forth in the Offer to Purchase, and (ii) the Company's solicitation (the "Solicitation") of consents (the "Consents") from Holders of the Notes to the proposed amendments to the indenture (the "Proposed Amendments") under which the Notes were issued and the accompanying offer by the Company to pay to Holders providing Consents with respect to any Notes cash in an amount equal to $1.25 per $1,000 principal amount of the Notes with respect to which Consents are given (the "Consent Payments").

     The materials are being forwarded to you as the beneficial owner of Notes carried by us for your account or benefit but not registered in your name. A tender of any Notes and the delivery of a Consent, if any, may only be made by us as the registered holder and pursuant to your instructions.

     Accordingly, we request instructions as to whether you wish us to tender any or all such Notes held by us for your account or benefit, or Consent to the Proposed Amendments, pursuant to the terms and conditions set forth in the Offer to Purchase and the Consent and Letter of Transmittal. We urge you to read carefully the Offer to Purchase and the Consent and Letter of Transmittal before instructing us to tender your Notes or deliver your Consent.

     Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Notes and deliver a Consent on your behalf in accordance with the provisions of the Offer and the Solicitation. Notes tendered in the Offer may be validly withdrawn and Consents validly revoked, subject to the procedures described in the Offer to Purchase, at any time prior to the Expiration Date.

     Your attention is directed to the following:

     1.   The Offer and the Solicitation are for any and all outstanding Notes.

     2.   The Offer and the Solicitation will expire on the Expiration Date.

     3. Holders may tender their Notes without delivering Consents. However, Holders may not deliver their Consents without tendering the related Notes.

     4. Any transfer taxes incident to the transfer of Notes from the tendering holder to the Company will be paid by the Company, except as provided in the Offer to Purchase and the instructions to the Consent and Letter of Transmittal.

     If you wish to have us tender any or all of your Notes held by us for your account or benefit, or Consent on your behalf, please so instruct us by completing, executing and returning to us the instruction form that appears below. If you authorize the tender of your Notes and a corresponding Consent, all such Notes will be tendered and all such Consents given unless otherwise specified below.

     THE ACCOMPANYING CONSENT AND LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR INFORMATIONAL PURPOSES ONLY AND MAY NOT BE USED BY YOU TO TENDER NOTES HELD BY US AND REGISTERED IN OUR NAME FOR YOUR ACCOUNT OR BENEFIT.

                                  INSTRUCTIONS

     The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Offer and the Solicitation.

     This will instruct you to tender the principal amount of Notes indicated below, and deliver Consent for the principal amount of Notes indicated below, held by you for the account or benefit of the undersigned pursuant to the terms of and conditions set forth in the Offer to Purchase and the Consent and Letter of Transmittal.

Box 1 / /  Please tender ALL my Notes held by you for my account or benefit and deliver my Consent for $________ principal amount of such tendered Notes (Consents must be in increments of $1,000 principal amount).

Box 2 / /  Please tender ALL my Notes held by you for my account or benefit and deliver my Consent for all such Notes.

Box 3 / /  Please tender LESS than all my Notes. I wish to tender $ principal amount of __________ Notes (tenders must be in increments of $1,000 principal amount) and deliver my Consent for $________ principal amount of such tendered Notes (Consents must be in increments of $1,000 principal amount).

Box 4 / /  Please do not tender any Notes held by you for my account or benefit.

Date:
--------------------------------------------------------------------------------

Signature:
--------------------------------------------------------------------------------

Name (please print):
--------------------------------------------------------------------------------

UNLESS A SPECIFIC CONTRARY INSTRUCTION IS GIVEN, YOUR SIGNATURE(S) HEREON SHALL CONSTITUTE AN INSTRUCTION TO US TO TENDER ALL OF YOUR NOTES.

                                                                  EXHIBIT (a)(6)



                           DURA PHARMACEUTICALS, INC.

                           OFFER TO PURCHASE FOR CASH
                         ANY AND ALL OF THE OUTSTANDING
                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                          OF DURA PHARMACEUTICALS, INC.
                             CUSIP NO.: 26632S-AA-7
                                       AND
                            SOLICITATION OF CONSENTS


--------------------------------------------------------------------------------

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE CHANGE IN CONTROL NOTICE, OFFER TO PURCHASE AND SOLICITATION OF CONSENTS, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 20, 2000, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------


                                                               November 20, 2000

To Brokers, Dealers, Commercial Banks,
     Trust Companies and Other Nominees:

     Enclosed for your consideration is a Change in Control Notice, Offer to Purchase and Solicitation of Consents dated November 20, 2000 (as the same may be amended from time to time, the "Offer to Purchase"), and a Consent and Letter of Transmittal and instructions thereto (the "Consent and Letter of Transmittal") relating to (i) the offer (the "Offer") by Dura Pharmaceuticals, Inc. (the "Company") to purchase for cash any and all of the outstanding 3 1/2% Convertible Subordinated Notes due 2002 of the Company (the "Notes") at 100% of the principal amount thereof, plus accrued and unpaid interest thereon up to but excluding the date of payment upon the terms and subject to the conditions set forth in the Offer to Purchase, and (ii) the Company's solicitation of consents (the "Consents") from Holders of the Notes (the "Solicitation") to the proposed amendments to the indenture under which the Notes were issued and the accompanying offer by the Company to pay to Holders providing Consents with respect to any Notes cash in an amount equal to $1.25 per $1,000 principal amount of the Notes as to which Consents are delivered prior to the Expiration Date and not validly revoked.

     We are asking you to contact your clients for whom you hold Notes registered in your name or in the name of your nominee. In addition, we ask you to contact your clients who, to your knowledge, hold Notes registered in their own name. You will be reimbursed by the Company for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay all transfer taxes, if any, applicable to the tender of Notes, except as otherwise provided in the Offer to Purchase and the Consent and Letter of Transmittal.

     Enclosed is a copy of each of the following documents for forwarding to your clients:

     1.   The Offer to Purchase.

     2. A Consent and Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, for your use in connection with the tender of Notes by record holders, the delivery of Consents and for the information of your clients.

     3. A form of letter addressed "To Our Clients" that may be sent to your clients for whose accounts you hold Notes registered in your name or the name of your nominee, with space provided for obtaining the clients' instructions with regard to the Offer and the Solicitation.

     4. A Notice of Guaranteed Delivery to be used to accept the Offer and deliver a Consent if certificates for Notes are not lost but not immediately available, or if the procedure for book-entry transfer cannot be completed on or prior to the Expiration Date.

     5. A return envelope addressed to Chase Manhattan Bank and Trust Company, National Association, the depositary (the "Depositary").

     Your prompt action is requested. Notes tendered pursuant to the Offer may be validly withdrawn and Consents revoked, and Consents may be revoked without withdrawal of the related Notes, subject to the procedures described in the Offer to Purchase, at any time prior to the Expiration Date.

     Please refer to "Procedures for Tendering Notes and Delivering Consents" in the Offer to Purchase for a description of the procedures which must be followed to tender Notes in the Offer and deliver a Consent pursuant to the Solicitation.

     Additional copies of the enclosed materials may be obtained from the Information Agent for the Offer, Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, New York 10004, tel: (800) 223-2064.

                                          Very truly yours,

                                          DURA PHARMACEUTICALS, INC.


     NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY, THE TRUSTEE, OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE OFFER TO PURCHASE OR THE CONSENT AND LETTER OF TRANSMITTAL.